Exhibit 1.3
BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 1, 2014
March 28, 2014
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited, formerly Research In Motion Limited (the “Company” or “BlackBerry”), for the fiscal year ended March 1, 2014. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the fiscal year ended March 1, 2014 and up to and including March 28, 2014.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 1, 2014 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 1, 2014 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

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the Company’s plans, strategies and objectives, including the anticipated benefits of the strategic initiatives described below, and the anticipated opportunities and challenges for the Company in fiscal 2015;

•	the Company’s expectations with respect to the sufficiency of its financial resources, including the Company's anticipated receipt of a significant income tax refund in the first half of fiscal 2015;

•	the Company's expectations regarding targeting break-even cash flow results by the end of fiscal 2015 and reaching profitability in fiscal 2016;

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the Company’s expectations regarding new product initiatives and their timing, including BlackBerry Enterprise Service (“BES”) 10, BES 12, BlackBerry 10 smartphones and services related to BlackBerry Messenger (“BBM”), QNX software products and the QNX cloud-based machine to machine solution (the “QNX Cloud”);

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the Company’s plans and expectations regarding its existing and new service offerings, assumptions regarding its service revenue model, and the anticipated levels of decline in service revenue in the first quarter of fiscal 2015;

•	anticipated demand for, and the Company’s plans and expectations relating to, the Company’s BlackBerry 7 and 10 smartphones, including programs to drive sell-through of these smartphones;

•	the Company’s ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program and similar strategies;

•	the Company's plans to continue implementation of a workforce reduction of approximately 4,500 positions;

•	the Company’s plans and expectations regarding marketing and promotional programs;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	assumptions and expectations described in the Company’s critical accounting estimates and accounting policies.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Overview”, “Overview - CORE and Operational Restructuring”, “Overview - Strategic Initiatives”, “Fiscal 2014 Operating Results - Executive Summary”, “Results of Continuing Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013 - Revenue - Revenue by Category - Service Revenue”, “Results of Continuing Operations - Fiscal year ended March 1, 2014

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

compared to fiscal year ended March 2, 2013 - Revenue - Revenue Trends”, “Summary Results of Continuing Operations - Three months ended March 1, 2014 compared to three months ended March 2, 2013 - Revenue - Revenue by Category - Service Revenue”, “Financial Condition - Liquidity and Capital Resources - Current Assets”, “Financial Condition - Liquidity and Capital Resources - Investing Activities” and “Financial Condition - Credit Facilities and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the Company’s AIF, which is included in the Company’s Annual Report. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements:

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risks related to the Company's ability to implement and to realize the benefits of its strategic initiatives, including a return to the Company's core strengths of enterprise and security, changes to the Company's Devices business, including the new partnership with Foxconn Technology Group (“Foxconn”), and the planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX Embedded business and Messaging;

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the Company’s ability to maintain its existing relationships with its enterprise customers and the Company's ability to transition its enterprise customers to the BES 10 platform and deploy BlackBerry 10 smartphones, and the risk that current BES 10 test installations may not convert to commercial installations;

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the Company's ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption and the relevance of hardware in light of the Company's decreasing market share of the smartphone industry;

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the risk that uncertainty relating to the Company's previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may adversely impact the Company's business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees;

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risks related to the Company’s ability to offset or mitigate the impact of the decline in the Company’s service access fees on its consolidated revenue by developing an integrated services and software offering;

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intense competition, rapid change and significant strategic alliances within the Company’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company’s competitive position or could continue to require the Company to reduce its prices to compete effectively;

•	the Company's ability to adapt to, and realize the anticipated benefit of, its recent board of directors (“Board of Directors”) and management changes;

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the Company’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to the Company changing manufacturers or reducing the number of manufacturers or suppliers it uses;

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risks related to the Company's ability to implement and to realize the benefits of its previously-disclosed operational restructuring initiatives, including the CORE program, and its ability to continue to realize cost reductions in the future, including the Company's ongoing efforts to continue to implement a workforce reduction of approximately 4,500 positions by the end of the first quarter of fiscal 2015;

•	the risk that workforce reductions may result in a disruption to business critical processes and the effectiveness of the Company's internal controls;

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the Company’s ability to maintain its existing relationships with its network carrier partners and distributors, and its reliance on its network carrier partners to help promote the BlackBerry 10 platform and BlackBerry 10 smartphones;

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risks related to the Company’s ability to maintain or increase its liquidity, its existing cash balance, its ability to access existing or potential alternative sources of funding, the sufficiency of its financial resources, and its ability to service its debt;

•	risks related to the Company's significant indebtedness;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

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the Company’s ability to address inventory and asset risk, including its ability to sell its inventory of BlackBerry 10 products, manage its purchase obligations with its manufacturing partners and the potential for additional charges related to its inventory, as well as its ability to mitigate inventory risk through its new partnership with Foxconn;

•	the potential for additional charges relating to the impairment of intangible assets recorded on the Company’s balance sheet;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the Company’s ability to successfully maintain and enhance its brand in light of recent challenges;

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the efficient and uninterrupted operation of the Company's network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

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risks associated with the Company's foreign operations, including risks related to recent political and economic developments in Venezuela and Argentina, and the impact of foreign currency restrictions that continue to impact its ability to recognize revenue from sales of services in Venezuela and recently, Argentina;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to the Company or its operations;

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risks associated with litigation claims against the Company arising from the Company’s practice of providing a forward-looking outlook to its shareholders with respect to certain financial metrics, including the Company’s practice of updating a previous outlook where circumstances warrant;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

•	third-party claims for infringement of intellectual property rights by the Company and the outcome of any litigation with respect thereto;

•	the Company’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

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reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including the Company’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 platform;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

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the Company’s reliance on its suppliers for functional components, including the suppliers the Company has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis, in sufficient quantities or of the desired quality;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

•	the Company’s ability to expand and manage BlackBerry® World™, including its ability to encourage developers to continue to develop applications for BlackBerry® World™;

•	restrictions on import and use of the Company’s products and services in certain countries due to encryption of the products and services;

•	the continued quality and reliability of the Company’s products and services and the potential effect of defects in products and services;

•	risks as a result of actions of activist shareholders;

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risks related to the Company possibly losing its foreign private issuer status under U.S. federal securities laws, resulting in additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers and inability to utilize certain benefits available to foreign private issuers;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of the Company’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with the Company’s worldwide operations;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments;

•	the potential impact of copyright levies in numerous countries; and

•	costs and other burdens associated with recently adopted regulations regarding conflict minerals.

Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and the strategic initiatives described in this MD&A. See “Overview - CORE and Operational Restructuring”, “Overview - Strategic Review, Debenture Financing and Management Changes”, and “Overview - Strategic Initiatives”.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Overview
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. Historically, the wireless communications market has been highly segmented. Where previously the market was segmented into distinct enterprise and consumer/extreme productivity segments, the market has increasingly evolved in recent years and there is now significant overlap between the segments. The enterprise market is now characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” or BYOD. These consumer devices are supported in a corporate environment by information technology (“IT”) departments for access to corporate messaging and data applications. As the market has evolved, IT departments now look for enterprise mobility solutions that can handle a range of requirements. The Company has introduced products to address this market shift including BlackBerry 10 smartphones with BlackBerry Balance, BES 10 and the recently announced BES 12 platform, which will unify the support for BBOS and BlackBerry 10 devices, together with that for iOS, Android and Windows Phone, as well as Secure Work Space, which give IT departments the ability to securely monitor and control multiple OS platforms, and securely protect corporate data on an employee’s personal smartphone or tablet. The Company believes that it remains the mobile device management leader and continues to see confidence from its customers through the increasing penetration in BES 10, where the Company now has approximately 33,000 commercial and test servers installed to date, up from 30,000 in December 2013. The Company’s latest devices are its BlackBerry 10 smartphone models, including the Z30, Z10, Q10 and Q5, each with Long Term Evolution capability on next generation, “4G” networks. These 4G networks offer a number of improvements over the previous generations, with improved download and upload speeds being the most widely promoted. Wireless carriers in the United States have been aggressively deploying and marketing 4G networks. Deployment of 4G networks remains relatively limited globally, but wireless operators in many international markets are expected to move aggressively to these new networks in the coming years.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Continuing Operations – Three months ended March 1, 2014 compared to three months ended March 2, 2013 – Revenue – Revenue Trends”. Some of the Company’s main device and enterprise competitors include Apple Inc., Google Inc., Samsung Electronics Co., Ltd., LG Electronics Mobile Communications Company, Lenovo Group Ltd., HTC Corporation, Huawei Technologies Co., Ltd., Microsoft Corporation, Nokia Corporation, ZTE Corporation, IBM Corporation, SAP AG, Citrix Systems, Inc., VMware, Inc., Mobile Iron, Inc., and Good Technology Corporation. Competitors of the Company's QNX business include Microsoft Corporation, Green Hills Software, Intel Corporation, MontaVista Software, Mentor Graphics Corporation, and Sysgo AG. Products that compete with the Company's BBM service include WhatsApp, Facebook Messenger, Skype, Line, iMessage, WeChat, Viber, Kik, Kakao Talk, Telegram and Snapchat.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has approximately $2.7 billion in cash, cash equivalents and investments as of March 1, 2014, including the $1.25 billion of gross cash proceeds from the issuances of 6% unsecured subordinated convertible debentures on November 13, 2013 and January 16, 2014, as described below (the “Debentures”). In fiscal 2014, the Company had sales of $6.8 billion and incurred a loss from continuing operations of $5.9 billion, or $11.18 per share diluted. The loss reflects a non-cash, pre-tax net charge against long-lived assets of approximately $2.7 billion, primarily non-cash, pre-tax charges against inventory and supply commitments of approximately $2.4 billion, pre-tax restructuring charges of $512 million related to the CORE program as well as financial and legal advisory and other consulting costs related to the Company's strategic review process and a non-cash net charge associated with the change in the fair value of the Debentures of $377 million recorded in fiscal 2014. See “Non-GAAP Financial Measures”, “Overview – Long-Lived Asset Impairment Charge”, “Overview – Inventory Charges”, “Overview – CORE and Operational Restructuring” and “Overview – Debentures Fair Value Adjustment”.
CORE and Operational Restructuring
As part of the Company's operational and strategic review, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of streamlining the Company's operations and increasing efficiency. The program includes, among other things, the optimization of the Company's global manufacturing footprint to reduce complexity and improve delivery performance, the outsourcing of global repair services, the alignment of the Company's sales and marketing teams to prioritize marketing efforts to effectively leverage its marketing windows and a reduction in the global workforce, including a reduction in the number of layers of management to reduce complexity, drive accelerated execution and decision making, improve performance and increase the transparency of accountability. The Company continued to execute on the planned headcount reductions in fiscal 2014. Through the CORE program, the Company reported significant savings in fiscal 2014 and has implemented plans to sustain the majority of savings in fiscal 2015. The Company incurred charges related to the CORE program as well as the strategic review process of approximately $512 million in fiscal 2014, including $148 million incurred in the fourth quarter of fiscal 2014.
As part of the CORE program and operational restructuring, the Company has been reviewing all aspects of its operations, including the sale of certain assets. In fiscal 2014, certain assets were classified as held for sale and are presented separately on the Company's consolidated balance sheet until they are disposed. Assets held for sale include property, plant and equipment and intangible assets that are expected to be sold within the next twelve months.
The Company previously announced that it was targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of fiscal 2015, compared to its first quarter of fiscal 2014 run rate. In the fourth quarter of fiscal 2014, the Company achieved this target and reduced quarterly operating expenditures by approximately 51% compared to the first quarter of fiscal 2014. As previously communicated, the Company is continuing to implement a workforce reduction of approximately 4,500 positions to bring the total workforce to approximately 7,000 full-time employees (the Company had approximately 8,000 full-time employees at March 1, 2014). The Company expects to incur approximately $100 million in additional cash and non-cash, pre-tax charges related to the CORE program by the end of the first quarter of fiscal 2015. Beyond the first quarter of fiscal 2015, the Company plans to further streamline its operations and reduce its controllable spend cost base as it continues its transformation.
Strategic Review, Debenture Financing and Management Changes
On August 12, 2013, the Company announced that its Board of Directors had formed a Special Committee to explore strategic alternatives to enhance value and increase scale in order to accelerate BlackBerry 10 deployment. The Special Committee engaged in a process to review potential alternatives, with the assistance of its financial and legal advisors, which included possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions. While the Special Committee focused on exploring alternatives, the Company continued with its strategy of reducing cost, driving efficiency and accelerating the deployment of BES 10, as well as driving adoption of BlackBerry 10 smartphones, working towards launching the multi-platform BBM social messaging service, and pursuing mobile computing opportunities by leveraging the secure and reliable BlackBerry Global Data Network.
On September 23, 2013, the Company announced that it had signed a letter of intent (the “LOI”) with Fairfax Financial Holdings Limited (“Fairfax”), a Canadian company led by Prem Watsa, under which a consortium to be led by Fairfax (the “Fairfax Consortium”) proposed to acquire the Company subject to due diligence. The LOI contemplated a transaction in which the Company's shareholders would receive $9 in cash for each common share of the Company they held, in a transaction valued at approximately $4.7 billion. The LOI contemplated that the Fairfax Consortium would acquire for cash all of the outstanding shares of BlackBerry not held by Fairfax. Fairfax, which owned at the time, approximately 9.9% of the Company's outstanding common shares, intended to contribute the shares of BlackBerry it held into the transaction. The Board of Directors, acting on the recommendation of the Special Committee, approved the terms of the LOI. Completion of the transaction was subject to a number of conditions, including due diligence, negotiation and execution of a definitive agreement by November 4, 2013 and customary regulatory and shareholder approvals.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On November 4, 2013, the Company announced that, in lieu of the transaction contemplated by the LOI, it had entered into an agreement pursuant to which Fairfax and other institutional investors (collectively, the “Purchasers”) would subscribe for $1 billion aggregate principal amount of Debentures, with an option to purchase an additional $250 million principal amount of Debentures. The initial $1 billion investment of Debentures was completed on November 13, 2013, and the option to purchase the additional $250 million of Debentures was completed on January 16, 2014. The Debentures are convertible into common shares of BlackBerry at a price of $10.00 per common share, which was a 28.7% premium to the closing price of BlackBerry common shares on November 1, 2013. The Debentures have a term of seven years. Fairfax, a related party, owns $500 million principal amount of Debentures and receives interest at the same rate as other debenture holders. Based on the number of common shares outstanding at March 1, 2014, if all of the $1.25 billion of Debentures were converted, the common shares issued upon conversion would represent approximately 19.2% of the common shares outstanding after giving effect to the conversion.
The announcement of the initial tranche of the Debenture financing on November 4, 2013 marked the conclusion of the review of strategic alternatives previously announced on August 12, 2013.
Upon closing of the Debenture financing on November 13, 2013, John S. Chen was appointed Executive Chair of BlackBerry's Board of Directors and, in that role, is responsible for the strategic direction, strategic relationships and organizational goals of BlackBerry. Thorsten Heins stepped down as Chief Executive Officer and Mr. Chen was named Interim Chief Executive Officer. Prem Watsa was appointed Lead Director and Chair of the Compensation, Nomination and Governance Committee, and Thorsten Heins and David Kerr resigned from the Board of Directors.
In addition, the Company made additional significant organizational and personnel changes. On November 25, 2013, the Company announced the resignation of Roger Martin as a director, and the departures of Kristian Tear, Chief Operating Officer, and Frank Boulben, Chief Marketing Officer. On the same day, the Company announced that James Yersh had replaced Brian Bidulka as its Chief Financial Officer. Mr. Bidulka was retained as a special advisor to the Chief Executive Officer for the remainder of fiscal 2014 to assist with the transition. The Company also announced the following executive officer appointments during fiscal 2014: on December 17, 2013, John Sims as President, Global Enterprise Services; on December 18, 2013, James S. Mackey as Executive Vice President for Corporate Development and Strategic Planning and Mark Wilson as Senior Vice President, Marketing (effective January 2014); on January 6, 2014, Ron Louks as President, Devices and Emerging Solutions; and on January 13, 2014, Eric Johnson as President, Global Sales. The Company believes that these changes will help it continue its transition and focus on its principal strategic initiatives.
Strategic Initiatives
On December 20, 2013, the Company announced that it intends to focus on three key strategic initiatives: (1) returning the Company to its core strengths of enterprise and security; (2) implementing changes in the Company’s Devices business to provide operational flexibility to meet the needs of its customers and to mitigate the financial risk to the Company; and (3) its planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX Embedded business and Messaging.
(1) Focus on Enterprise and Security
The Company is renewing its focus on its core strengths of enterprise and security, with a greater focus on regulated industry customers in the government, financial services, medical and telecommunications sectors. The Company expects this renewed focus to include additional investments in advanced security capabilities and an expansion of the Company’s product and service offerings in the enterprise space through both organic investment and potential acquisitions of complementary businesses and assets. The Company is further investing in its enterprise sales force and focus their efforts on regulated industries.
(2) Changes to the Devices business
The Company is implementing changes to its hardware model, which has involved, in part, an improved approach to manufacturing to meet the needs of the Company’s customers. The Company’s joint device development and manufacturing agreement with Foxconn demonstrates BlackBerry’s commitment to the device market for the long-term and its determination to remain the innovation leader in secure end-to-end wireless solutions. Under this new partnership, Foxconn is jointly developing and manufacturing certain new BlackBerry devices and managing the inventory associated with those devices.
The initial focus of the partnership is the recently announced Z3 smartphone for Indonesia and other fast-growing markets, expected to launch in the spring of 2014. The devices manufactured by Foxconn will be purchased and resold by BlackBerry. The Company expects that the partnership with Foxconn will enable the Company to focus on iconic design, world-class security, software development and enterprise mobility management while simultaneously addressing fast-growing markets, leveraging Foxconn’s scale, efficiency and supply chain to allow the Company to compete more effectively while reducing the Company's inventory risk. The Company’s new hardware model will also strive to provide a supply chain with speed

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

advantages in designing for faster product life cycles, as well as to leverage scale and manufacturing strength beyond current volumes.
(3) Planned Transition to Operating Unit Organizational Structure
The Company has announced that it is planning to transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX Embedded business and Messaging. BlackBerry offerings in each of the four areas are differentiated and positioned around key themes such as security, productivity and communications. Based on the Company’s broad product portfolio and areas of differentiation, BlackBerry’s current focus is on serving enterprise customers, particularly in regulated industries including financial services, government and healthcare. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its BES infrastructure beyond enterprise mobility management, to include application management, application enablement and application development and, on top of this extensive foundation, deliver additional horizontal and vertical applications. To achieve this vision, BlackBerry plans to align its businesses and operations around the four core areas to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities across all businesses in support of the Company’s overall strategy and financial objectives.
The four core areas of business focus are as follows:
Devices business
BlackBerry’s strategy in its Devices business is focused on delivering smartphone products that highlight BlackBerry technology strengths and areas of differentiation, in alignment with specific market opportunities and target segments. As a result, the Company expects to offer choice to both the enterprise and consumer markets through a portfolio of premium, affordable, QWERTY and full-touch smartphone products. This portfolio will continue to include the manufacture and sale of BlackBerry 7 smartphones for as long as there is demand for these products in the market. As described above, to drive cost and operational efficiencies, BlackBerry has entered into a joint device development and manufacturing agreement with Foxconn. The initial focus of this partnership is the development in early 2014 of the BlackBerry Z3, an all-touch BlackBerry 10 smartphone designed for Indonesia and other fast-growing markets. The partnership will also deliver the BlackBerry Classic (initially announced as the Q20), a device targeted for BlackBerry loyalists. This device will feature classic BlackBerry features such as the QWERTY keyboard, track pad and utility belt and classic BlackBerry user experiences and battery life.
The Company is focused on driving continued adoption of the BlackBerry 10 OS as a leading mobile platform. The Company expects that the BlackBerry 10 OS will transition the Company from mobile communications into true mobile computing. Expansion of the BlackBerry partner ecosystem and the development of end-to-end offerings that leverage the BlackBerry product portfolio are also key elements of the Company’s strategy to re-capture market share in the Devices business.
Enterprise Services
BlackBerry believes it has the largest installed base in the mobile device management (“MDM”) market through its BES platform. Security, reliability and productivity are hallmark strengths of the BES platform and are instrumental to its success in the enterprise market, particularly in regulated industries. BlackBerry intends to maintain and strengthen its position as a market leader in the enterprise market through a variety of strategies, including building a high-touch enterprise sales force, focused marketing campaigns, an expanded partner ecosystem and the identification of alternative sales channels. In line with this focus, BlackBerry continues to enhance its enterprise offerings and long-term product strategy. New pricing and migration programs are now available to ease and accelerate customer migration to the BES 10 platform, such as the recently announced EZ pass program that will enable customers to move from BES and other MDM programs to BES 10 or BES 12 at the silver level of service for free. In addition, the Company has announced the next-generation BES 12 platform, which will unify the support for BBOS and BlackBerry 10 devices, together with that for iOS, Android and Windows Phone. The Company's solutions will maintain a key focus on security, productivity and collaboration. The BES 12 platform is in development with significant enhancements to include enhanced multi-platform support, an enhanced architecture for on-premise and cloud deployments and backwards compatibility allowing unification of prior versions of BES. BES 12 will allow businesses to manage the growing IT trend of securely supporting multiple devices and operating systems, as well as employees’ personal devices, within a single corporate IT infrastructure. BlackBerry intends to have a continued strategic focus on regulated industries that rely on stringent security needs, as well as on the government market where BlackBerry is the only MDM provider to obtain “authority to operate” and “full operational capability” status with the U.S. DoD. Longer term, the Company plans to focus on additional value-added services to further enhance BlackBerry’s enterprise offerings. For example, the Company has announced the planned launch of eBBM Suite, a family of products and services to provide secure, enterprise-class mobile messaging. BlackBerry also intends to leverage its strengths and expand further into new strategic vertical markets.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

QNX Embedded business
Over the past 30 years, QNX software has become a significant part of everyday life, with people encountering QNX-controlled systems while driving, shopping, watching television, using the Internet, or even turning on a light. QNX technology is deployed by over 40 automotive original equipment manufacturers in more than 250 vehicle platforms in tens of millions of vehicles throughout North America, Europe and Asia. Based on its proven technology and reputation for reliability, QNX technology is a preferred choice for mission-critical, secure, life safety-critical systems such as air traffic control systems, medical imaging equipment, and nuclear power plants. QNX enables powerful multimedia features and can be found in a variety of products from automotive infotainment systems to casino gaming terminals. The Company sees the opportunity to leverage its full product portfolio, including QNX, to develop machine-to-machine applications to enable a world of ever-more connected wireless devices and plans to address this emerging market with the introduction of the QNX Cloud platform in fiscal 2015.
Messaging
The Company is focused on expanding its base of approximately 85 million BBM users through platform enhancements and cross-platform support. The latest release of BBM delivered numerous new features such as free voice calling over Wi-Fi, one-click sharing of files and photos, Dropbox integration, location sharing and BBM Channels, among others. BBM Channels extends the popular BBM experience to brands, artists, businesses and communities, connecting consumers and groups in real-time. BBM is now available on iOS and Android platforms, in addition to BlackBerry 10, responding to smartphone users' desire to be able to connect to all of their friends and family, regardless of the smartphone they carry. Future BBM releases will be made available to Windows Phone and Nokia X customers, as announced in February 2014. The Company has also announced that BBM will be pre-loaded on LG smartphones in markets around the world and a variety of Android-based smartphones from leading OEMs across Africa, India, Indonesia, Latin America and the Middle East. The Company believes that a corresponding increase in the user base for the BBM service could lead to increased opportunities for monetization of the services offered through the platform, through advertising or through the implementation of the solutions by enterprise customers.
The Company also announced the eBBM Suite, a new family of products and services that work with BlackBerry smartphones and the BlackBerry enterprise solution, BES and BES 10, to provide enterprise-class mobile messaging that brings together the core strengths of BBM with features and capabilities aimed at enterprises. BBM Protected will be the first solution offered in the eBBM Suite and the Company believes it will provide regulated industries the most secure and reliable real-time mobile messaging in the industry.
Sources of Revenue
The Company’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices, services and software. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise® and many ISP email services.
The Company generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. The Company’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing and multimedia capabilities and enable the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. During fiscal 2014, the Company continued to launch new BlackBerry 10 smartphones including the BlackBerry Q10, Q5 and Z30 as well as BlackBerry 7 devices such as the BlackBerry 9720. Customer adoption of the Company’s next-generation BlackBerry 10 platform and the delivery of high quality, full-featured BlackBerry 10 smartphones remain one of the Company’s top priorities.
The Company currently generates service revenue from billings to its BlackBerry subscriber account base that utilize BlackBerry 7 and prior BlackBerry operating systems primarily from a monthly infrastructure access fee (sometimes referred to as a “service access fee” or “SAF”) charged to carriers or resellers, who in turn bill the BlackBerry subscriber. The SAF for consumer customers historically has been much lower than the SAF for enterprise customers, who receive a higher level of value-added security, encryption and other services by utilizing the Company’s BES platform.
Many of the Company’s competitors do not charge a SAF or equivalent fee as they recover their infrastructure and services expense in alternate manners. Thus, the Company has faced significant pressure to reduce its existing SAF, especially for the consumer market. In response to these pressures, the Company has been implementing certain price reduction programs in an effort to maintain and grow its subscriber base.
As customers continue to transition to BlackBerry 10, the Company expects SAF revenue to decline further, but expects to generate revenues to mitigate the loss of the enterprise portion of SAF revenue from enterprise customers that elect to utilize BES 10, BES 12 and other new products and services. The Company continues to be focused on developing additional

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

integrated BlackBerry 10 service offerings focused on enterprise customers that leverage the Company’s strengths such as BBM, security and manageability to generate new service revenue streams. Customers that require enhanced services, including advanced security, mobile device management, secure enterprise instant messaging and other services, are expected to continue to generate monthly service revenue. Other customers who do not utilize such services are expected to generate less or no service revenue. The Company believes that offering alternative levels of service and pricing will better meet the needs of its customers. In addition, the Company believes that by offering these services it may be able to expand the size of its addressable market for recurring service revenue. The Company believes this strategy will help broaden the BlackBerry ecosystem over time, which will potentially give the Company and its application developers access to a broader market into which to sell their respective services.
The Company expects the transition from BlackBerry 7 to BlackBerry 10 to continue to be gradual, given that the Company has a diversified global customer base, many of whom are in markets that are expected to transition more slowly to “4G”
wireless networks. As a result of the changes and the pressure to reduce its SAF as described above, the Company anticipates further declines in service revenue in the coming quarters, which could be significant. The Company cannot predict this anticipated rate of decline with any degree of certainty, as it depends on a number of factors, including the outcome of negotiations with the Company’s carrier customers and distribution partners, the rate at which current BlackBerry 6 and BlackBerry 7 customers migrate to BlackBerry 10 and use only standard BlackBerry services, the Company’s ability to attract existing and new enterprise customers to use the enhanced services offered by BlackBerry 10, the Company’s ability to continue charging SAF for its BlackBerry 6 and BlackBerry 7 products, and the Company’s ability to successfully develop over a transition period a compelling integrated services and software offering that generates new service and software revenues from the BlackBerry 10 platform.
The Company also generated revenue from the embedded market through licensing QNX software products and providing professional services to support customers in developing their products.
An important part of the Company’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from licensing the Company’s BES software, BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES, maintenance and upgrades to software and technical support.
Revenues are also generated from non-warranty repairs and sales of accessories.
Long-Lived Asset Impairment Charge
During fiscal 2014, the Company experienced a significant decline in its share price following its pre-release of its second quarter fiscal 2014 results on September 20, 2013, as well as its announcement on November 4, 2013 that the Purchasers were investing in the Company through the $1.0 billion private placement of Debentures in lieu of finalizing the purchase of the Company as contemplated in the previously-announced LOI. The Company further identified the continuing decline in revenues, the generation of operating losses and the decrease in cash flows from operations as indicators of potential long-lived asset (“LLA”) impairment. Further, the Company believes that its recently completed strategic review process may have increased market uncertainty as to the future viability of the Company and may have negatively impacted demand for the Company's products. Accordingly, a cash flow recoverability test was performed as of November 4, 2013 (the “Measurement Date”). The estimated undiscounted net cash flows were determined utilizing the Company's internal forecast and incorporated a terminal value of the Company utilizing its market capitalization, calculated as the number of the Company's common shares outstanding as at the interim testing date by the average market price of the shares over a 10 day period following the Measurement Date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company's shares. As a result, the Company concluded that the carrying value of its net assets exceeded the undiscounted net cash flows as at the Measurement Date. Consequently, step two of the LLA impairment test was performed whereby the fair values of the Company's assets were compared to their carrying values. As a result, the Company recorded a non-cash, pre-tax charge against its LLA (the “LLA Impairment Charge”) of $2.7 billion ($2.5 billion after tax, $4.71 per share diluted), in fiscal 2014. Significant judgment was required in calculating the LLA Impairment Charge. See “Critical Accounting Estimates - Valuation of LLA”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factors titled “The Company may be required to record long-lived asset impairment charges, which could adversely impact the Company’s financial results” and “The Company faces substantial inventory and other asset risk, including risks related to its ability to sell its inventory of BlackBerry 10 products, manage its purchase obligations with its manufacturing partners and the potential for additional charges related to its inventory, as well as risks related to its ability to mitigate inventory risk through its new partnership with Foxconn”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Inventory Charges
During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased significantly during fiscal 2014 due to the maturing smartphone market, very intense competition and, the Company believes, the uncertainty created by the Company's recently completed strategic review process. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company's expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. The Company also made the decision to cancel plans to launch two devices to mitigate the identified inventory risk. Based on these revised demand assumptions, the Company recorded primarily non-cash, pre-tax charges against inventory and supply commitments of approximately $934 million ($666 million after tax, or $1.27 per share diluted), which was primarily attributable to BlackBerry Z10 devices (the “Z10 Inventory Charge”) in the second quarter of fiscal 2014, and approximately $1.6 billion ($1.3 billion after tax, or $2.56 per share diluted), which was primarily attributable to BlackBerry 10 devices (the “Q3 Fiscal 2014 Inventory Charge”) in the third quarter of fiscal 2014. The Z10 Inventory Charge and the Q3 Fiscal 2014 Inventory Charge were subsequently adjusted in the fourth quarter of fiscal 2014 to reflect increased sell through rates, relative to the estimates and assumptions previously considered, resulting from discounted pricing and revised orders on hand for devices and components of BlackBerry 10 products, resulting in a reduction of the original charges incurred of approximately $149 million ($106 million after tax, or $0.20 per share diluted), which was recorded as a reduction of cost of goods sold in the fourth quarter of fiscal 2014 (the “Q4 Fiscal 2014 Inventory Recovery”).
Debentures Fair Value Adjustment
The Company elected the fair value option to account for the Debentures, therefore periodic revaluation is required under U.S. GAAP.  The valuation is influenced by a number of embedded features within the Debentures, such as the Company’s put option on the debt and the conversion option for the investors, among others.  The primary factors that influence the fair value adjustment are the Company’s share price as well as associated volatility driven by the fluctuation of the Company’s share price.  The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In fiscal 2014, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $377 million, including a $382 million ($382 million after tax, or $0.73 per share diluted) charge in the fourth quarter (the “Q4 Fiscal 2014 Debentures Fair Value Adjustment”), partially offset by a gain of $5 million recorded in the third quarter of fiscal 2014.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On March 28, 2014, the Company announced financial results for fiscal 2014, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations that excluded the pre-tax LLA Impairment Charge of $2.7 billion ($2.5 billion after tax), the pre-tax Q3 Fiscal 2014 Inventory Charge of $1.6 billion ($1.3 billion after tax), the pre-tax Z10 Inventory Charge of $934 million ($666 million after tax), pre-tax restructuring charges of $512 million ($398 million after tax) related to the CORE program as well as financial and legal advisory and other consulting costs related to the Company's strategic review process, the Debentures Fair Value Adjustment of $382 million ($382 million after tax) and the Q4 Fiscal 2014 Inventory Recovery of $149 million ($106 million after tax) incurred in fiscal 2014. Similar non-GAAP financial measures were included in the Company’s presentation of its financial results for the fourth quarter of fiscal 2014. Certain of these charges and other items are presented in the table below. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations, adjusted diluted loss per share from continuing operations and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated March 28, 2014, and is reflected in the table below.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Fiscal Year Ended
	Gross Margin	Loss from continuing operations before income taxes	Loss from continuing operations	Diluted loss per share from continuing operations
As reported	$(43)	$(7,184)	$(5,873)	$(11.18)
LLA Impairment Charge	—	2,748	2,475	4.71
Q3 Fiscal 2014 Inventory Charge	1,592	1,592	1,347	2.56
Z10 Inventory Charge	934	934	666	1.27
CORE program charges	103	512	398	0.76
Debentures Fair Value Adjustment	—	382	382	0.73
Q4 Fiscal 2014 Inventory Recovery	(149)	(149)	(106)	(0.20)
Adjusted	$2,437	$(1,165)	$(711)	$(1.35)
Accounting Policies and Critical Accounting Estimates
Accounting Policies
Please see Note 1 of the Company's Consolidated Financial Statements for a description of the Company's significant accounting policies, which is included in the Company’s Annual Report.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
The Company’s critical accounting estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company’s critical accounting estimates during the past three fiscal years.
Valuation of LLA
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
The Company's determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company's assets for the purposes of LLA impairment testing. The Company's share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company's results of operations, changes in the Company's forecasts or market expectations relating to future results, and the Company's strategic initiatives and the market's assessment of any such factors. See “Risk Factors - The market price of the Company's common shares is volatile” in the Company's AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company's business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company's future financial results and cash flows. A continued decline in the Company's performance, the Company's market capitalization and future changes to the Company's assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in further impairment charges in future periods of some or all of the assets on the Company's balance sheet. Although it does not affect the Company's cash flow, an impairment charge to earnings has the effect of decreasing the Company's earnings or increasing the Company's losses, as the case may be. The Company's share price could also be adversely affected by the Company's recorded LLA impairment charges.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company used various valuation techniques to determine the fair values of its assets to measure and allocate impairment. Techniques related to real estate, capital equipment and intangible assets included the direct capitalization method, market comparable transactions, the replacement cost method, discounted cash flow analysis, as well as the relief from royalty and excess earnings valuation methods. Determining valuations using these valuation techniques requires significant judgement and assumptions by management. Different judgements could yield different results.
In fiscal 2014, the Company recorded the LLA Impairment Charge. See “Non-GAAP Financial Measures” and “Overview - Long-Lived Asset Impairment Charge”.
Inventory and Inventory Purchase Commitments
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout and life cycles of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
Significant judgment was required in calculating the inventory charges, which involved forecasting future demand and the associated pricing at which the Company can realize the carrying value of its inventory. Further, the Company’s expectations with respect to its inventory and asset risk (including its ability to sell its inventory of BlackBerry 10 products and manage its purchase obligations with its manufacturing partners) and the potential for additional charges related to inventory are forward-looking statements that are subject to the inherent risk of forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. As noted above, these difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and the strategic initiatives described in this MD&A. See “Overview - CORE and Operational Restructuring”, “Overview - Strategic Review, Debenture Financing and Management Changes”, “Overview - Strategic Initiatives”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factors titled “Intense competition, rapid change and significant strategic alliances within the Company’s industry, including potential future strategic transactions by its competitors or carrier partners, could continue to weaken the Company’s competitive position or may continue to require the Company to reduce its prices to compete effectively” and “The Company faces substantial inventory and other asset risk, including risks related to its ability to sell its inventory of BlackBerry 10 products, manage its purchase obligations with its manufacturing partners and the potential for additional charges related to its inventory, as well as risks related to its ability to mitigate inventory risk through its new partnership with Foxconn.”
In fiscal 2014, the Company recorded the Z10 Inventory Charge, the Q3 Fiscal 2014 Inventory Charge and the Q4 Fiscal 2014 Inventory Recovery. See “Non-GAAP Financial Measures” and “Overview - Inventory Charges”.
Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets.  A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance.  Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year.  For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate.  During interim quarters, the Company uses estimates including pre-tax results and ending position of temporary differences as at the end of the fiscal year to estimate the valuation allowance that it expects to recognize at the end of the fiscal year.  This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results. See “Results of Continuing Operations - Three months ended March 1, 2014 compared to three months ended March 2, 2013 - Income Taxes”.
Assets Held for Sale
The Company applies judgment in determining whether the criteria for reclassifying assets as held for sale are met including the assessment of sale leaseback arrangements included in the plan to sell. Further, in determining fair values less costs to sell,

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

the Company utilizes third party appraisals, based on discounted cash flow or market comparable valuation approaches. The Company estimates costs to sell based on historical costs incurred for similar transactions. Should any of the estimates change, or if the actual proceeds of disposal differ from the estimate of fair value, it could have a material impact on earnings.
Adoption of Accounting Policies
In February 2013, the Financial Accounting Standards Board issued authoritative guidance to improve the reporting of reclassifications out of accumulated other comprehensive income (loss) (“AOCI”). The guidance requires an entity to present changes in AOCI by component and report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new authoritative guidance became effective for annual and interim reporting periods beginning on or after December 15, 2012, with early adoption permitted. The Company adopted this guidance in the first quarter of fiscal 2014. As a result, the Company presents, by component, changes in AOCI and the effect of significant reclassifications out of AOCI on the respective line items in net income in Note 14 to the Consolidated Financial Statements.
In July 2013, the Financial Accounting Standards Board issued authoritative guidance to eliminate diversity in practice related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires that under certain circumstances, an unrecognized tax benefit is to be presented in the financial statements as a reduction to a deferred tax asset as opposed to being presented as a liability. The new authoritative guidance will become effective for fiscal years and interim reporting periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The Company has adopted this guidance in the fourth quarter of fiscal 2014. As a result, the Company has presented the unrecognized tax benefit as a reduction to the deferred tax asset in the consolidated balance sheets.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2014 Operating Results – Executive Summary
The following table sets forth certain consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain consolidated balance sheet data, as at March 1, 2014, March 2, 2013, and March 3, 2012, which is expressed in millions of dollars.

	As at and for the Fiscal Year Ended
	March 1, 2014	March 2, 2013	Change Fiscal 2014/2013	March 3, 2012	Change Fiscal 2013/2012
	(in millions, except for share and per share amounts)
Revenue(1)	$6,813	$11,073	$(4,260)	$18,423	$(7,350)
Cost of sales(2)(3)(4)	6,856	7,639	(783)	11,848	(4,209)
Gross margin	(43)	3,434	(3,477)	6,575	(3,141)
Operating expenses
Research and development(2)	1,286	1,509	(223)	1,556	(47)
Selling, marketing and administration (2)	2,103	2,111	(8)	2,600	(489)
Amortization	606	714	(108)	567	147
Impairment of long-lived assets (5)	2,748	—	2,748	—	—
Impairment of goodwill(6)(7)	—	335	(335)	355	(20)
Debenture fair value adjustment(8)	377	—	377	—	—
	7,120	4,669	2,451	5,078	(409)
Operating income (loss)	(7,163)	(1,235)	(5,928)	1,497	(2,732)
Investment income (loss)	(21)	15	(36)	21	(6)
Income (loss) from continuing operations before income taxes	(7,184)	(1,220)	(5,964)	1,518	(2,738)
Provision for (recovery of) income taxes(9)	(1,311)	(592)	(719)	347	(939)
Income (loss) from continuing operations	(5,873)	(628)	(5,245)	1,171	(1,799)
Loss from discontinued operations	—	(18)	18	(7)	(11)
Net income (loss)	$(5,873)	$(646)	$(5,227)	$1,164	$(1,810)
Basic earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(11.18)	$(1.20)		$2.23
Basic and diluted loss per share from discontinued operations	—	(0.03)		(0.01)
Total basic and diluted earnings (loss) per share	$(11.18)	$(1.23)		$2.22
Weighted-average number of shares outstanding (000’s)
Basic	525,168	524,160		524,101
Diluted	525,168	524,160		524,190
Total assets	$7,552	$13,165	$(5,613)	$13,731	$(566)
Total liabilities	3,927	3,705	222	3,631	$74
Total long-term liabilities	1,659	245	1,414	242	$3
Shareholders’ equity	3,625	9,460	(5,835)	10,100	$(640)

(1)
During fiscal 2012, the Company experienced a service interruption which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network (the “2012 Service Interruption”).

(2)	Cost of sales included $103 million, research and development included $76 million, and selling, marketing and administration expenses included $333 million in charges related to the Company’s CORE program and strategic review process during fiscal 2014. See “Overview – CORE and Operational Restructuring” and “Non-GAAP Financial Measures”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

(3)
Cost of sales included the Z10 Inventory Charge of approximately $934 million, the Q3 Fiscal 2014 Inventory Charge of approximately $1.6 billion and the Q4 Fiscal 2014 Inventory Recovery incurred in fiscal 2014. See “Overview - Inventory Charges” and “Non-GAAP Financial Measures”.

(4)
During fiscal 2012, the Company recorded pre-tax charges on its inventory of BlackBerry PlayBooks of approximately $485 million (the “PlayBook Inventory Charge”) and BlackBerry 7 smartphones of approximately $267 million (the “2012 BlackBerry 7 Inventory Charge”).

(5)
In the third quarter of fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge” and “Non-GAAP Financial Measures”.

(6)
During fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax goodwill impairment charge of approximately $335 million (the “2013 Goodwill Impairment Charge”).

(7)
During fiscal 2012, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax goodwill impairment charge of approximately $355 million (the “2012 Goodwill Impairment Charge”).

(8)
In fiscal 2014, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $377 million, including a $382 million charge in the fourth quarter (the “Q4 Fiscal 2014 Debentures Fair Value Adjustment”). See “Overview - Debentures Fair Value Adjustment” and “Non-GAAP Financial Measures”.

(9)	During fiscal 2013, the Company recorded an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains.
The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	March 1, 2014	March 2, 2013	Change Fiscal 2014/2013	March 3, 2012	Change Fiscal 2013/2012
Revenue	100.0%	100.0%	—	100.0%	—%
Cost of sales	100.6%	69.0%	31.6%	64.3%	4.7%
Gross margin	(0.6)%	31.0%	(31.6)%	35.7%	(4.7)%
Operating expenses
Research and development	18.9%	13.6%	5.3%	8.4%	5.2%
Selling, marketing and administration	30.9%	19.1%	11.8%	14.1%	5.0%
Amortization	8.9%	6.4%	2.5%	3.1%	3.3%
Impairment of long-lived assets	40.3%	—%	40.3%	—%	—%
Impairment of goodwill	—%	3.0%	(3)%	1.9%	1.1%
Debentures fair value adjustment	5.5%	—%	5.5%	—%	—%
	104.5%	42.1%	62.4%	27.5%	14.6%
Operating income (loss)	(105.1)%	(11.1)%	(94)%	8.2%	(19.3)%
Investment income (loss)	(0.3)%	0.1%	(0.4)%	0.1%	—%
Income (loss) from continuing operations before income taxes	(105.4)%	(11.0)%	(94.4)%	8.3%	(19.3)%
Provision for (recovery of) income taxes	(19.2)%	(5.3)%	(13.9)%	1.9%	(7.2)%
Income (loss) from continuing operations	(86.2)%	(5.7)%	(80.5)%	6.4%	(12.1)%
Loss from discontinued operations, net of tax	—%	(0.2)%	0.2%	—%	(0.2)%
Net income (loss)	(86.2)%	(5.9)%	(80.3)%	6.4%	(12.3)%

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue from continuing operations for fiscal 2014 was $6.8 billion, a decrease of approximately $4.3 billion, or 38.5%, from $11.1 billion in fiscal 2013. Hardware revenue decreased by $2.9 billion, or 43.1%, to $3.8 billion. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the very intense competition. The Company also believes that uncertainty surrounding its recently completed strategic review process, as well as previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to negatively impact demand for the Company's products in fiscal 2014. The number of BlackBerry handheld devices recognized decreased by approximately 14.4 million, or 51.2%, to approximately 13.7 million in fiscal 2014, compared to approximately 28.1 million in fiscal 2013. The majority of the devices recognized in fiscal 2014 were BlackBerry 7 devices. During fiscal 2014, approximately 20.5 million (fiscal 2013 - 36.1 million) BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2014 and which reduced the Company's inventory in channel. Of the devices that sold through to end customers in fiscal 2014, approximately 15.5 million were BlackBerry 7 devices. Service revenue decreased by $1.2 billion to $2.7 billion in fiscal 2014, which was primarily attributable to a lower number of BlackBerry users and lower revenue from those users, compared to fiscal 2013. The decrease also reflects the impact of a $240 million service revenue deferral related to carriers in Venezuela (the “Fiscal 2014 Venezuela Service Revenue Deferral”) and a $13 million service revenue deferral related to carriers in Argentina (the "Q4 Fiscal 2014 Argentina Service Revenue Deferral") as discussed in “Results of Continuing Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013 - Revenue - Revenue by Category - Service Revenue”. The Company expects service revenue to decline in the first quarter of fiscal 2015 by a percentage consistent with the decline experienced in the fourth quarter of fiscal 2014. Software revenue decreased by $26 million in fiscal 2014 to $235 million, compared to $261 million in fiscal 2013, which was primarily attributable to decreases in technical support and CAL revenues, partially offset by an increase in QNX revenue. Other revenue decreased by $159 million to $95 million in fiscal 2014 compared to fiscal 2013, which was primarily attributable to non-warranty repair revenue and also reflects gains on revenue hedging instruments experienced in fiscal 2013 and not repeated in fiscal 2014 as well as decreases in licensing and accessory revenues.
The Company’s net loss from continuing operations for fiscal 2014 was $5.9 billion, or $11.18 per share (basic and diluted), reflecting an an unfavourable increase in net loss of $5.2 billion compared to net loss from continuing operations of $628 million, or $1.20 per share (basic and diluted), in fiscal 2013. The increase in net loss takes into account the non-cash LLA Impairment Charge, the primarily non-cash Q3 Fiscal 2014 Inventory Charge, the non-cash Z10 Inventory Charge, the non-cash Q4 Fiscal 2014 Debentures Fair Value Adjustment, restructuring charges of approximately $398 million, after tax, related to the Company’s CORE program and strategic review process, and the Q4 Fiscal 2014 Inventory Recovery incurred in fiscal 2014 (see “Non-GAAP Financial Measures”) as well as the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, the non-cash 2013 Goodwill Impairment Charge and restructuring charges of approximately $151 million, after tax, incurred in fiscal 2013. The unfavourable increase in net loss is also attributable to a decrease in the Company’s gross margin, partially offset by an increase in the recovery of income taxes and a reduction in operating expenditures. The decrease in consolidated gross margin was primarily attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to fiscal 2013. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
In the first quarter of fiscal 2015, the Company anticipates maintaining its strong cash position and continuing to look for opportunities to streamline operations. The Company is targeting break-even cash flow results by the end of fiscal 2015 and reaching profitability in fiscal 2016.
A more comprehensive analysis of these factors is contained in “Results of Continuing Operations”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations
Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013
Revenue
Revenue from continuing operations for fiscal 2014 was $6.8 billion, a decrease of approximately $4.3 billion, or 38.5%, from $11.1 billion in fiscal 2013.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Year Ended
	March 1, 2014		March 2, 2013		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	13.7		28.1		(14.4)	(51.2)%
Revenue (in millions)
Hardware	$3,785	55.5%	$6,648	60.0%	$(2,863)	(43.1)%
Service	2,698	39.6%	3,910	35.3%	(1,212)	(31.0)%
Software	235	3.5%	261	2.4%	(26)	(10.0)%
Other	95	1.4%	254	2.3%	(159)	(62.6)%
	$6,813	100.0%	$11,073	100.0%	$(4,260)	(38.5)%
Revenue by Geography (in millions)
North America	$1,811	26.6%	$2,896	26.2%	$(1,085)	(37.5)%
Europe, Middle East and Africa	2,991	43.9%	4,502	40.7%	(1,511)	(33.6)%
Latin America	907	13.3%	2,114	19.1%	(1,207)	(57.1)%
Asia Pacific	1,104	16.2%	1,561	14.0%	(457)	(29.3)%
	$6,813	100.0%	$11,073	100.0%	$(4,260)	(38.5)%

Revenue by Category

Hardware Revenue

Hardware revenue was $3.8 billion, or 55.5% of consolidated revenue, in fiscal 2014 compared to $6.6 billion, or 60.0% of consolidated revenue, in fiscal 2013, representing a decrease of 43.1%. This decrease in hardware revenue over the prior fiscal year was primarily attributable to a decrease in the volume of BlackBerry handheld devices recognized by approximately 14.4 million, or 51.2%, to approximately 13.7 million BlackBerry handheld devices in fiscal 2014, compared to approximately 28.1 million BlackBerry handheld devices recognized in fiscal 2013. The majority of the devices recognized in fiscal 2014 were BlackBerry 7 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the very intense competition. Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. The Company also believes that uncertainty surrounding its recently completed strategic review process, as well as previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to negatively impact demand for the Company's products in fiscal 2014. In order to improve sell-through levels and stimulate global demand for BlackBerry devices, the Company continues to implement sell-through programs with its carrier and distributor partners. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers. See “Accounting Policies - Revenue Recognition”.
During fiscal 2014, approximately 20.5 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2014 and which reduced the Company's inventory in channel. Of the devices that sold through to end customers in fiscal 2014, approximately 15.5 million were BlackBerry 7 devices. The number of BlackBerry smartphones that were sold through to end customers was 36.1 million in fiscal 2013.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service Revenue
Service revenue decreased by $1.2 billion, or 31.0%, to $2.7 billion, or 39.6% of consolidated revenue, in fiscal 2014, compared to $3.9 billion, or 35.3% of consolidated revenue, in fiscal 2013. Service revenue in fiscal 2014 included approximately $36 million relating to cash payments received on account of previously deferred service revenue from carriers in Venezuela. The decrease in service revenue is primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to fiscal 2013, and also reflects the Fiscal 2014 Venezuela Service Revenue Deferral and the Q4 Fiscal 2014 Argentina Service Revenue Deferral, as discussed below.
The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. The number of BlackBerry customers continued to decline in fiscal 2014. As previously disclosed, as BlackBerry 10 products use the Company's network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company's revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by current and future users of BlackBerry 7 devices and the Company launched a new BlackBerry 7 device, the BlackBerry 9720, in certain markets outside of North America in fiscal 2014. The Company expects service revenue to decline in the first quarter of fiscal 2015 by a percentage consistent with the decline experienced in the fourth quarter of fiscal 2014.
As the business migrates to BlackBerry 10, the Company plans to enhance the business offering with new value-creating services including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community. In February 2014, the Company announced new enterprise solutions, partnerships and smartphone models, including the next generation of BES (BES 12) that will unify BES 10 and BES 5 onto one platform. BES 12 will enable organizations to develop enterprise-grade applications that are quickly deployed to BlackBerry smartphones and other mobile devices and provide customers with the ability to move securely from on-premise to the cloud effortlessly. The Company also announced a new BES pricing and licensing structure (Silver and Gold) and a new EZ pass program that will enable customers to move from BES and other mobile device management programs to BES 10 or BES 12 at the Silver level of service for free, the eBBM Suite (a new family of products and services, including BBM Protected, that will work with BlackBerry smartphones, BES and BES 10 to provide enterprise-class mobile messaging), the BlackBerry Z3 and the BlackBerry Classic (originally announced as the BlackBerry Q20). No material revenue has yet been recognized from BES 10 but the Company continues to expect gradual revenue contributions from BES 10 and BES 12 beginning in fiscal 2015.
The Fiscal 2014 Venezuela Service Revenue Deferral refers to the fact that, based on the recent political and economic events that have occurred in Venezuela, combined with that country's existing and recently amended foreign currency restrictions, the Company recognized revenues on a cash basis in fiscal 2014. The Company does not sell smartphones directly into the Venezuelan market, nor does it have any operations in Venezuela. Moreover, the Company only invoices its carrier partners in Venezuela in U.S. dollars for service access fees provided to the BlackBerry subscriber base. The invoices are reviewed by the carriers and subsequently, an application is made by them to the government-operated Foreign Exchange Administration Board (“CADIVI”) in Venezuela to obtain the necessary U.S. dollars to settle their obligations to the Company. Foreign currency restrictions and other foreign exchange mechanisms implemented by the Venezuelan government have impacted the ability of the Company’s Venezuelan carrier partners to timely obtain U.S. dollars in exchange for Venezuelan Bolivars, and the Company is continuing to monitor development in this area as it considers strategies to secure payment of its outstanding invoices. The application and approval process continue to be delayed and the Company’s ability to timely obtain U.S. dollars at the official exchange rate remains uncertain. During fiscal 2014, the Company deferred service revenues associated with services rendered in fiscal 2014 of approximately $240 million. The Company also experienced similar currency-related issues in Argentina in the fourth quarter of fiscal 2014, which led to the deterioration of collections from the carriers to whom the Company provides services. As a result, the Company recorded the Q4 Fiscal 2014 Argentina Service Revenue Deferral of approximately $13 million of service revenue associated with service access fees charged to customers in Argentina in the fourth quarter of fiscal 2014.
Software Revenue
Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance, upgrades and QNX software licensing revenues decreased by $26 million, or 10.0%, to $235 million, or 3.5% of consolidated revenue, in fiscal 2014, compared to $261 million, or 2.4% of consolidated revenue, in fiscal 2013. The decrease was primarily attributable to decreases in technical support and CAL revenues, partially offset by an increase in QNX revenue.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $159 million, or 62.6% to $95 million, or 1.4% in fiscal 2014 compared to $254 million, or 2.3% in fiscal 2013. The decrease was primarily attributable to non-warranty repair revenue and also reflects gains on revenue hedging instruments experienced in fiscal 2013 and not repeated in fiscal 2014 as well as decreases in licensing and accessory revenues. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.

Revenue Trends
The Company has continued to encounter challenges adapting to the BYOD movement as many IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, who are increasingly promoting the merits of their own security and reliability, and this has impacted the Company’s enterprise subscriber account base. To address this evolution of the market, the Company has introduced products, including its portfolio of BlackBerry 10 smartphones with BlackBerry Balance and BES 10, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. The Company has continued to encounter challenges with the BYOD trend. As previously disclosed, the Company also believes that uncertainty surrounding its recently completed strategic review process may have continued to negatively impact demand for the Company's products in fiscal 2014. The Company plans to refocus its product and services offerings on its end-to-end solution of hardware, software and services for enterprises. The Company has experienced a decline in demand for its products and in its overall market share. The intense competition impacting the Company's financial and operational results that previously affected demand in the United States market is now being experienced globally, including in international markets where the Company has historically experienced rapid growth. The increase in competition encountered by the Company in international markets is due to the recent entry into those markets of global competitors offering high end devices that compete with the Company's BlackBerry 10 devices, as well as other competitors targeting those markets with lower end Android-based devices that compete with the Company's lower cost devices. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments.
As previously disclosed, the Company has experienced a continued decline in service revenues. See “Summary Results of Continuing Operations – Three months ended March 1, 2014 compared to Three months ended March 2, 2013 – Revenue – Revenue by Category – Service Revenue” and “Overview – Sources of Revenue” for further details related to the Company’s assessment of the decline of its service revenues.

Revenue by Geography

North America Revenues
Revenues in North America were $1.8 billion or 26.6% of consolidated revenue in fiscal 2014, reflecting a decrease of $1.1 billion compared to $2.9 billion, or 26.2% of consolidated revenue in fiscal 2013. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 19.4% of total consolidated revenue in fiscal 2014, compared to 20.2% of total consolidated revenue in fiscal 2013, as a result of the intensely competitive dynamics within the United States. Sales in Canada represented approximately 7.2% of the consolidated revenue.
Revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and the other factors described above. To address this decline, the Company worked with developers to ensure that a broad spectrum of applications including games, multimedia, productivity, enterprise and social media applications would be available on BlackBerry 10 smartphones prior to their introduction. Sales in the United States have also been impacted by the significant number of new Android-based competitors that have entered the market.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $3.0 billion or 43.9% of consolidated revenue in fiscal 2014, reflecting a decrease of $1.5 billion compared to $4.5 billion or 40.7% of consolidated revenue in fiscal 2013. Some of the larger markets comprising this region include the United Kingdom, South Africa and United Arab Emirates. The Company launched BlackBerry 10 devices in many countries in this region in fiscal 2014 including Saudi Arabia, the United Arab Emirates, South Africa, the United Kingdom, Slovakia, Austria, Netherlands, Nigeria, France, Germany, Italy, Spain, Turkey, Switzerland, Kuwait, Lebanon, Iraq and Pakistan.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Latin America Revenues
Revenues in Latin America were $907 million or 13.3% of consolidated revenue in fiscal 2014, reflecting a decrease of $1.2 billion compared to $2.1 billion or 19.1% of consolidated revenue in fiscal 2013. Some of the larger markets comprising this region include Argentina, Colombia and Venezuela. The Company launched BlackBerry 10 devices in many countries in this region in fiscal 2014 including Mexico, Colombia, Chile, Brazil, Ecuador and Peru.
Asia Pacific Revenues
Revenues in Asia Pacific were $1.1 billion or 16.2% of consolidated revenue in fiscal 2014, reflecting a decrease of $457 million compared to $1.6 billion or 14.0% of consolidated revenue in fiscal 2013. Some of the larger markets comprising this region include Indonesia and India. In fiscal 2014, the Company launched BlackBerry 10 devices in many countries in this region including Australia, Hong Kong, the Philippines, Malaysia, India, Indonesia and Singapore.
Gross Margin
Consolidated gross margin from continuing operations decreased by $3.5 billion, to a loss of $43 million, or (0.6)% of consolidated revenue, in fiscal 2014, compared to $3.4 billion, or 31.0% of consolidated revenue, in fiscal 2013. Excluding the impacts of the Q3 Fiscal 2014 Inventory Charge, the Z10 Inventory Charge, the Q4 Fiscal 2014 Inventory Recovery, charges related to the CORE program incurred in fiscal 2014, of which $103 million was attributable to cost of sales (see “Non-GAAP Financial Measures”), and the impact of charges related to the CORE program incurred in fiscal 2013, of which $96 million was attributable to cost of sales, gross margin decreased by $1.1 billion.
The $1.1 billion decrease in consolidated gross margin was primarily attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to fiscal 2013. The majority of the devices recognized in fiscal 2014 were BlackBerry 7 devices, which, until recently, have historically had lower gross margins than Blackberry 10 devices. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for fiscal 2014 compared to fiscal 2013.

	For the Fiscal Year Ended (in millions)
	March 1, 2014		March 2, 2013		Change Fiscal 2014/2013
		% of Revenue		% of Revenue		% of Change
Revenue	$6,813		$11,073		$(4,260)	(38.5)%
Operating expenses
Research and development(1)	1,286	18.9%	1,509	13.6%	$(223)	(14.8)%
Selling, marketing and administration(1)	2,103	30.9%	2,111	19.1%	(8)	(0.4)%
Amortization	606	8.9%	714	6.4%	(108)	(15.1)%
Impairment of Long Lived Assets(2)	2,748	40.3%	—	—%	2,748	100.0%
Impairment of Goodwill(3)	—	—%	335	3.0%	(335)	(100.0)%
Debentures fair value adjustment(4)	377	5.5%	—	—%	377	100.0%
Total	$7,120	104.5%	$4,669	42.1%	$2,451	52.5%

(1)	Research and development and selling, marketing and administration expenses for fiscal 2014 included charges of approximately $76 million and $333 million, respectively, related to the CORE Program.

(2)
During fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge”.

(3)	During fiscal 2013, the Company recorded the pre-tax 2013 Goodwill Impairment Charge of approximately $335 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

(4)
In fiscal 2014, the Company recorded a non-cash net charge associated with the change in the fair value of the Debentures of $377 million, including the Q4 Fiscal 2014 Debentures Fair Value Adjustment of approximately $382 million. See “Overview - Debentures Fair Value Adjustment”.

Operating expenses increased by $2.5 billion, or 52.5%, to $7.1 billion or 104.5% of consolidated revenue in fiscal 2014, compared to $4.7 billion or 42.1% of consolidated revenue in fiscal 2013. Excluding the impact of the LLA Impairment Charge of approximately $2.7 billion, the Q4 Fiscal 2014 Debentures Fair Value Adjustment of approximately $382 million and charges incurred as part of the the Company’s CORE program and strategic review process during fiscal 2014, of which $409 million were attributable to operating expenditures (see “Non-GAAP Financial Measures”), as well as the impact of the 2013 Goodwill Impairment Charge of approximately $335 million and charges incurred as part of the CORE program during fiscal 2013, of which $124 million were attributable to operating expenditures, operating expenses decreased by $629 million. This decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program, legal expenses and marketing and advertising costs. The decrease was partially offset by an increase in consulting costs related to the Company's recently completed strategic review process.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $223 million, or 14.8%, to $1.3 billion in fiscal 2014, compared to $1.5 billion in fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during fiscal 2014, of which $76 million was attributable to research and development expenditures, and the impact of the charges incurred as part of the CORE program during fiscal 2013, of which $27 million was attributable to research and development expenditures, research and development expenses decreased by $272 million. The decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount and other costs savings related to the CORE program, a decrease in research and development device costs as a result of the cancellation of two planned devices. Research and development-related headcount decreased by approximately 30% compared to the end of fiscal 2013.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $8 million, or 0.4%, to $2.1 billion in fiscal 2014 compared to $2.1 billion in fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during fiscal 2014, of which $333 million was attributable to selling, marketing and administration expenditures, and the impact of the charges incurred as part of the Company’s CORE program and strategic review process during fiscal 2013, of which $97 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses decreased by $244 million. The decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program, legal expenses and marketing and advertising expenses, partially offset by an increase in consulting costs related to the Company's recently completed strategic review process. Selling, marketing and administration related headcount decreased by approximately 36%, compared to the end of fiscal 2013.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for fiscal 2014 compared to fiscal 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended (in millions)
	Included in Amortization			Included in Cost of sales
	March 1, 2014	March 2, 2013	Change	March 1, 2014	March 2, 2013	Change
Property, plant and equipment	$321	$402	$(81)	$211	$319	$(108)
Intangible assets	285	312	(27)	453	874	(421)
Total	$606	$714	$(108)	$664	$1,193	$(529)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $108 million to $606 million for fiscal 2014, compared to $714 million for fiscal 2013. The decrease in amortization expense reflects the lower cost base of LLA as a result of the LLA Impairment Charge recorded in the third quarter of fiscal 2014, as well as reduced spending on capital assets, partially offset by certain property, plant and equipment and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $529 million to $664 million for fiscal 2014, compared to $1.2 billion for fiscal 2013. This decrease primarily reflects the impact of amortizing intangible assets over lower shipment volumes and the lower cost base of LLA as a result of the LLA Impairment Charge recorded in fiscal 2014. The decrease was partially offset by renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the last four quarters.
Impairment of Long-Lived Assets
During fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge” and “Critical Accounting Estimates - Valuation of LLA”.
Impairment of Goodwill
Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required for the first quarter of fiscal 2013. The Company used a two-step impairment test to identify potential goodwill impairment and measured the amount of the goodwill impairment loss to be recognized. As a result of the test performed, the Company recorded the 2013 Goodwill Impairment Charge of $335 million, which eliminated the remaining carrying value of its goodwill, and reported this amount as a separate line item in the consolidated statements of operations. The Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares is volatile” in the Company’s Annual Information Form and "Critical Accounting Estimates and Accounting Policies – Accounting Policies – Goodwill" in this MD&A.
Investment Income
Investment income decreased by $36 million to a loss of $21 million in fiscal 2014, from a gain of $15 million in fiscal 2013. The decrease primarily reflects interest costs associated with the Debentures, certain one-time gains recorded in fiscal 2013 not repeated in fiscal 2014, recognition of the Company's portion of investment losses in its equity-based investments and the decreases in the Company's average cash and investment balances and yield. The decrease was partially offset by the accrual of interest income for other tax matters. See “Financial Condition - Liquidity and Capital Resources”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes
For fiscal 2014, the Company’s income tax recovery from continuing operations was $1.3 billion, resulting in an effective income tax recovery rate of approximately 18.2%, compared to income tax recovery of $592 million and an effective income tax rate of approximately 48.5% for the prior fiscal year. The Company's effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company's lower effective income tax recovery rate in fiscal 2014 primarily reflects certain charges related to the LLA Impairment Charge resulting in the recognition of a deferred tax valuation allowance, which is more fully described below.
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company noted that there were significant increases in deductible temporary differences in the third quarter of fiscal 2014 in relation to the LLA Impairment Charge, which was not currently deductible for tax purposes. In addition, the Company has three years of cumulative losses for fiscal 2014. As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in fiscal 2014, which resulted in a $783 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $781 million and included in the income tax provision in fiscal 2014. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.
During the third quarter of fiscal 2014, the Company took steps to accelerate the receipt of a portion of the tax refund to which it is entitled. The Canadian federal and Ontario provincial Ministers of Finance had indicated to the Company that they would be prepared to recommend measures such that the acceleration would not jeopardize the Company's potential entitlement to the balance of its tax refund. The Company's actions resulted in a November 3, 2013 taxation year end, which triggered the entitlement to the accrued tax refund of $696 million, which the Company received in the third quarter of fiscal 2014. In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of fiscal 2014 and for fiscal 2015 on the same basis as without the November 3, 2013 taxation year end. The tax provision includes the impact of the Remission Orders in accordance with ASC 740 because they were made in the fourth quarter.
Given the change in the Company's financial circumstances in the third quarter of fiscal 2014, the Company has provided for foreign withholding taxes of $32 million that would apply on the distribution of the earnings of its non-Canadian subsidiaries as these earnings are no longer intended to be reinvested indefinitely by these subsidiaries.
Net Loss
The Company’s net loss from continuing operations for fiscal 2014 was $5.9 billion or $11.18 per share (basic and diluted), reflecting increase in net loss of $5.2 billion compared to net loss from continuing operations of $628 million, or $1.20 per share (basic and diluted) in fiscal 2013. The increase in net loss from continuing operations includes the impacts in fiscal 2014 and 2013 of:
Fiscal 2014

•	the LLA Impairment Charge;

•	the Q3 Fiscal 2014 Inventory Charge;

•	the Z10 Inventory Charge;

•	the Q4 Fiscal 2014 Debentures Fair Value Adjustment;

•	restructuring charges of approximately $398 million, after tax, related to the Company’s CORE program and strategic review process; and

•	the Q4 Fiscal 2014 Inventory Recovery.

Fiscal 2013

•	an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains;

•	the 2013 Goodwill Impairment Charge; and

•	approximately $151 million, after-tax, of restructuring charges related to the Company's CORE program in fiscal 2013.
Excluding the above items (see “Non-GAAP Financial Measures”), the Company's net loss increased by $394 million compared to fiscal 2013, which reflects a decrease in the Company’s gross margin, partially offset by an increase in the recovery of income taxes and a reduction in operating expenditures. The decrease in the Company's consolidated gross margin

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

is primarily due to decreases in service revenue and the number of devices for which revenue was recognized compared to fiscal 2013 and also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
The weighted average number of shares outstanding was 525 million common shares for basic and diluted loss per share for the fiscal year ended March 1, 2014 and 524 million common shares for both basic and diluted loss per share for the fiscal year ended March 2, 2013.
Common Shares Outstanding
On March 24, 2014, there were 527 million voting common shares, options to purchase 3 million voting common shares, 24 million restricted share units and 0.2 million deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
Fiscal year ended March 2, 2013 compared to fiscal year ended March 3, 2012
Revenue
Revenue from continuing operations for fiscal 2013 was $11.1 billion, a decrease of approximately $7.4 billion, or 39.9%, from $18.4 billion in fiscal 2012.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Year Ended
	March 2, 2013		March 3, 2012		Change Fiscal 2013/2012
Millions of BlackBerry handheld devices shipped(1)	28.1		49.0		(20.9)	(42.7)%
Millions of BlackBerry PlayBook tablets shipped	1.1		1.3		(0.2)	(15.4)%

Revenue (in millions)
Hardware	$6,648	60.0%	$13,794	74.9%	$(7,146)	(51.8)%
Service (2)	3,910	35.3%	4,074	22.1%	(164)	(4.0)%
Software	261	2.4%	318	1.7%	(57)	(17.9)%
Other	254	2.3%	237	1.3%	17	7.2%
	$11,073	100.0%	$18,423	100.0%	$(7,350)	(39.9)%

Revenue by Geography (in millions)
North America	$2,896	26.2%	$5,442	29.5%	$(2,546)	(46.8)%
Europe, Middle East and Africa	4,502	40.7%	7,662	41.6%	(3,160)	(41.2)%
Latin America	2,114	19.1%	2,646	14.4%	(532)	(20.1)%
Asia Pacific	1,561	14.0%	2,673	14.5%	(1,112)	(41.6)%
	$11,073	100.0%	$18,423	100.0%	$(7,350)	(39.9)%

(1)	In fiscal 2013 and fiscal 2012, the Company recognized revenue on handheld devices when shipped. See "Accounting Policies - Revenue Recognition."

(2)
During the third quarter of fiscal 2012, the Company experienced the 2012 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

Hardware revenue was $6.6 billion, or 60.0% of consolidated revenue, in fiscal 2013 compared to $13.8 billion, or 74.9% of consolidated revenue, in fiscal 2012, representing a decrease of 51.8%. This decrease in hardware revenue over the prior fiscal year was primarily attributable to a decrease in the volume of BlackBerry handheld devices shipped by approximately 20.9 million, or 42.7%, to approximately 28.1 million BlackBerry handheld devices in fiscal 2013, compared to approximately 49.0

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

million BlackBerry handheld devices shipped in fiscal 2012. The decline in the volume of BlackBerry devices shipped was primarily a result of decreased demand for the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013. The Company introduced the first BlackBerry 10 smartphones in certain countries starting on January 31, 2013. The overall decrease in revenue in fiscal 2013 was also attributable to a decrease in average selling prices of BlackBerry 7 handheld devices in fiscal 2013 compared to fiscal 2012 due to the continuation of pricing initiatives to drive sell-through, partially offset by the higher average selling prices of BlackBerry 10 devices. However, the impact of BlackBerry 10 smartphone sales on total revenue for fiscal 2013 was modest since they were only available in certain markets for one month or less prior to the end of fiscal 2013. Delays in the introduction of the BlackBerry 10 smartphones resulted in certain of the current BlackBerry 7 product line being in the market for over one year, which contributed to declining unit shipments and a loss of market share in fiscal 2013 as some customers either awaited the launch of the new BlackBerry 10 smartphones or switched to devices of the Company's competitors.

The number of BlackBerry PlayBook tablets shipped during fiscal 2013 was approximately 1.1 million, representing a decrease of 0.2 million units compared to the prior fiscal year. Overall, BlackBerry PlayBook tablet shipments experienced lower than anticipated sell-through to end users due mainly to intense competition in the tablet market, especially in the United States. During fiscal 2013, the Company continued its ongoing promotional activities to encourage sell-through of the BlackBerry PlayBook tablets.
Service revenue decreased by $164 million, or 4.0%, to $3.9 billion, or 35.3% of consolidated revenue, in fiscal 2013, compared to $4.1 billion, or 22.1% of consolidated revenue, in fiscal 2012. The decrease in service revenue was primarily due to the net decrease in BlackBerry subscribers. The decrease in service revenue also reflected a decrease in average revenue per user (“ARPU”). The decrease in ARPU resulted from pricing reduction programs implemented by the Company to maintain the subscriber base as well as a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base in fiscal 2013, specifically outside North America.

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $57 million, or 17.9%, to $261 million, or 2.4% of consolidated revenue, in fiscal 2013, compared to $318 million, or 1.7% of consolidated revenue, in fiscal 2012. This decrease was primarily attributable to a decrease in CALs and maintenance revenue.
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, increased by $17 million to $254 million in fiscal 2013 compared to $237 million in fiscal 2012. The majority of the increase was attributable to increases in gains on revenue hedging instruments and IP licensing, partially offset by decreases in non-warranty repair revenues and accessories revenue. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.
Revenues in North America were $2.9 billion or 26.2% of consolidated revenue in fiscal 2013, reflecting a decrease of $2.5 billion compared to $5.4 billion, or 29.5% of consolidated revenue in fiscal 2012. The decrease was primarily attributable to a decrease in revenue from the United States, which represented approximately 20% of total consolidated revenue in fiscal 2013, compared to 23% of total consolidated revenue in fiscal 2012, as a result of shifts in the competitive dynamics within the United States, an aging in-market product portfolio, as well as growth in international markets compared to fiscal 2012. While the Company’s BlackBerry 7 upgrade program had been well received by many of its customers, revenues in the United States continued to decline and subscriber attrition remained high due to the intense competition faced by the Company in this market, the lack of an LTE smartphone product and a high-end consumer offering prior to the launch of the BlackBerry Z10 smartphone on March 22, 2013, as well as consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. To address this, the Company worked with developers to ensure that a broad spectrum of applications including games, multimedia, productivity, enterprise and social media applications would be available on BlackBerry 10 smartphones prior to their introduction, which began in certain countries in the fourth quarter of fiscal 2013 and in the United States on March 22, 2013. Sales in the United States were also impacted by the significant number of new Android-based competitors that entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built also impacted the Company’s market share in the United States, as these networks featured faster download speeds and enabled carriers to offer higher-value data plans. The Company’s first LTE smartphones were the BlackBerry 10 smartphones, which were made available in the United States following the end of fiscal 2013.
Revenues in Europe, Middle East and Africa were $4.5 billion or 40.7% of consolidated revenue in fiscal 2013, reflecting a decrease of $3.2 billion compared to $7.7 billion or 41.6% of consolidated revenue in fiscal 2012. The Company’s largest market in this region, the United Kingdom, represented approximately 11% of total consolidated revenue, an increase of 1% from fiscal 2012. The United Kingdom was also the first country to introduce the Company’s BlackBerry 10 smartphones into

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

market on January 31, 2013. Some of the larger markets comprising this region included South Africa, France and United Arab Emirates. Subscriber accounts in Europe, Middle East and Africa remained stable, marginally increasing by 1% since the end of fiscal 2012. In addition to the United Kingdom, the Company launched the BlackBerry Z10 in many countries in this region in the fourth quarter of fiscal 2013 including South Africa, Nigeria, France, Germany, Italy, Spain, Turkey, Switzerland, Kuwait, United Arab Emirates, Lebanon, Iraq and Pakistan.
Revenues in Latin America were $2.1 billion or 19.1% of consolidated revenue in fiscal 2013, reflecting a decrease of $532 million compared to $2.6 billion or 14.4% of consolidated revenue in fiscal 2012. Some of the larger markets comprising this region included Venezuela and Mexico. Subscriber accounts in Latin America increased by 17% since fiscal 2012. The Company launched its first BlackBerry 10 devices in the region in Mexico on March 23, 2013.
Revenues in Asia Pacific were $1.6 billion or 14.0% of consolidated revenue in fiscal 2013, reflecting a decrease of $1.1 billion compared to $2.7 billion or 14.5% of consolidated revenue in fiscal 2012. Some of the larger markets comprising this region included Indonesia and India. Subscriber accounts in Asia Pacific increased by 36% since the end of fiscal 2012. In the fourth quarter of fiscal 2013, the Company launched the BlackBerry Z10 in many countries in this region including Indonesia, India, Malaysia and Singapore.
Gross Margin
Consolidated gross margin from continuing operations decreased by $3.1 billion, to $3.4 billion, or 31.0% of consolidated revenue, in fiscal 2013, compared to $6.6 billion, or 35.7% of consolidated revenue, in fiscal 2012. Excluding the impact of charges related to the CORE program incurred in fiscal 2013, of which $96 million was attributable to cost of sales, and the impacts of the PlayBook Inventory Charge, the 2012 BlackBerry 7 Inventory Charge, the 2012 Service Interruption and charges related to the Company’s previous cost optimization program, of which $14 million were attributable to cost of sales, that were incurred in fiscal 2012, gross margin decreased by $3.9 billion.
The $3.9 billion decrease in consolidated gross margin was primarily attributable to the lower volume of BlackBerry handheld devices shipped as a result of the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013 and lower average selling prices of BlackBerry 7 devices due to the continuation of pricing initiatives to drive sell-through. The decrease in gross margin was partially offset by the higher average selling prices of BlackBerry 10 devices shipped, favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2013 compared to fiscal 2012.

	For the Fiscal Year Ended (in millions)
	March 2, 2013		March 3, 2012		Change Fiscal 2013/2012
		% of Revenue		% of Revenue		% of Change
Revenue	$11,073		$18,423		$(7,350)	(39.9)%
Operating expenses
Research and development (1)	$1,509	13.6%	$1,556	8.4%	$(47)	(3.0)%
Selling, marketing and administration (1)	2,111	19.1%	2,600	14.1%	(489)	(18.8)%
Amortization	714	6.4%	567	3.1%	147	25.9%
Impairment of Goodwill	335	3.0%	355	1.9%	(20)	(5.6)%
Total	$4,669	42.1%	$5,078	27.5%	$(409)	(8.1)%

(1)
Research and development and selling, marketing and administration expenses for fiscal 2013 included charges of approximately $27 million and $97 million, respectively, related to the Company's previous cost optimization program.

Operating expenses decreased by $409 million, or 8.1%, to $4.7 billion or 42.1% of consolidated revenue in fiscal 2013, compared to $5.1 billion or 27.5% of consolidated revenue in fiscal 2012, reflecting the lower consolidated revenue in fiscal 2013. Excluding the impact of the 2013 Goodwill Impairment Charge and charges incurred as part of the CORE program during fiscal 2013, of which $124 million were attributable to operating expenditures, and the 2012 Goodwill Impairment

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Charge and charges incurred as part of the Company’s previous cost optimization program during fiscal 2012, of which $111 million were attributed to operating expenditures, operating expenses decreased by $402 million. This decrease was primarily attributable to decreased marketing costs, an increase in foreign exchange gains and cost savings related to vendor contracts and a net reduction in headcount related costs driven by the CORE program compared to fiscal 2012.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $47 million, or 3.0%, to $1.5 billion in fiscal 2013, compared to $1.6 billion in fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during fiscal 2013, of which $27 million were attributable to research and development expenditures, and the charges incurred as part of the Company’s previous cost optimization program during fiscal 2012, of which $23 million were attributed to research and development expenditures, research and development expenses decreased by $51 million. This decrease was primarily attributable to a reduction in materials costs due to fewer new product introductions as well as a net reduction in headcount related costs driven by the CORE program compared to fiscal 2012. Research and development related headcount decreased by approximately 9%, compared to fiscal 2012.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $489 million, or 18.8%, to $2.1 billion in fiscal 2013 compared to $2.6 billion in fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during fiscal 2013, of which $97 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the Company’s previous cost optimization program during fiscal 2012, of which $88 million was attributable to selling marketing and administration expenditures, selling, marketing and administration expenses decreased by $498 million. This decrease was primarily attributable to decreased marketing costs, an increase in foreign exchange gains and cost savings related to vendor contracts and a net reduction in headcount related costs driven by the CORE program compared to fiscal 2012. Headcount related to selling, marketing and administration functions decreased by approximately 33%, as compared to fiscal 2012.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for fiscal 2013 compared to fiscal 2012. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended (in millions)
	Included in Amortization			Included in Cost of sales
	March 2, 2013	March 3, 2012	Change	March 2, 2013	March 3, 2012	Change
Property, plant and equipment	$402	$359	$43	$319	$301	$18
Intangible assets	312	208	104	874	651	223
Total	$714	$567	$147	$1,193	$952	$241
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets increased by $147 million to $714 million for fiscal 2013, compared to $567 million for fiscal 2012, which primarily reflected the impact of certain property, plant and equipment and intangible asset additions made over the prior four quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $241 million to $1.2 billion for fiscal 2013, compared to $952 million for fiscal 2012. This increase primarily reflected the impact of renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the prior four quarters.
Impairment of Goodwill
Goodwill represents the excess of an acquisition price over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually, through a two step process, in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that goodwill is more likely than not impaired.
The Company performed a goodwill impairment analysis during the fourth quarter of fiscal 2012 and concluded that impairment existed. Based on the results of that test, the Company recorded the 2012 Goodwill Impairment Charge of $355 million.
Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required for the first quarter of fiscal 2013. The Company used a two-step impairment test to identify potential goodwill impairment and measured the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of the Company was determined using the Company’s average market capitalization for the preceding five days from the impairment test date, plus a reasonable control premium, which was established based on recent market transactions. The results from the first step of the goodwill impairment test demonstrated that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date and therefore the second step of the goodwill impairment test was performed.
In the second step of the impairment test, the Company calculated the impairment loss by estimating the implied fair value of goodwill and comparing it with its carrying value. Using the fair value determined in the first step as the acquisition price, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded the 2013 Goodwill Impairment Charge of $335 million, which eliminated the remaining carrying value of its goodwill, and reported this amount as a separate line item in the consolidated statements of operations.
The Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares is volatile” in the Company’s Annual Information Form.
Investment Income
Investment income decreased by $6 million to $15 million in fiscal 2013, from $21 million in fiscal 2012. The decrease in investment income was the result of decreases in the company’s average yield on its investments, the recording of the Company’s portion of investment losses in its equity-based investments, and the accrual of interest expenses for other tax matters, offset by a gain on the sale of the Company’s claim on Lehman Brothers International (Europe) (“LBIE”) trust assets which had previously been impaired in fiscal 2011.
Income Taxes
For fiscal 2013, the Company’s income tax recovery from continuing operations was $592 million, resulting in an effective income tax recovery rate of approximately 48.5%, compared to income tax expense of $347 million and an effective income tax rate of approximately 22.9% for the prior fiscal year. The Company’s effective income tax recovery rate reflected the geographic mix of earnings in jurisdictions with different income tax rates. The higher effective income tax recovery rate in fiscal 2013 primarily reflected the favourable impacts of the $152 million effective settlement of uncertain income tax positions in the third quarter of fiscal 2013 that resulted from prior restructuring of the Company’s international operations, carrying operating losses back to prior periods with higher effective income tax rates and the effect of income tax incentives on earnings offset by the unfavourable impact of the 2013 Goodwill Impairment Charge.

Net Income (Loss)
The Company’s net loss from continuing operations for fiscal 2013 was $628 million, a decrease of $1.8 billion compared to net income of $1.2 billion in fiscal 2012. The decrease took into account the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, restructuring charges of $220 million related to the CORE program and the 2013 Goodwill Impairment Charge of $335 million incurred in fiscal 2013, as well as the impacts of the PlayBook Inventory Provision, the 2012 Goodwill Impairment Charge, the 2012 BlackBerry 7 Inventory Provision, the 2012 Service Interruption, and restructuring charges of $125 million related to the Company’s previous cost optimization program incurred in fiscal 2012. The decrease was primarily attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenses and a recovery of income taxes. The Company’s consolidated gross margin in fiscal 2013 was negatively impacted by the lower shipment volumes due to the Company’s aging product portfolio in a very competitive environment in which multiple competitors introduced new devices beginning in early fiscal 2013 as well as the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to fiscal 2012. The decrease in gross margin was partially offset by the higher average selling prices of BlackBerry 10 devices shipped, favorable renegotiations of key contracts associated with elements of the Company’s hardware business and benefits from a leaner and re-architected supply chain.
Basic and diluted loss per share from continuing operations were both $1.20 in fiscal 2013, compared to basic and diluted earnings per share ("EPS") from continuing operations of $2.23 in fiscal 2012.
The weighted average number of shares outstanding was 524 million common shares for basic and diluted loss per share for the fiscal year ended March 2, 2013 and the fiscal year ended March 3, 2012.
Common Shares Outstanding
On March 26, 2013, there were 524 million voting common shares, options to purchase 7.2 million voting common shares, 15.1 million restricted share units and 0.3 million deferred share units outstanding.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Continuing Operations
Three months ended March 1, 2014 compared to the three months ended March 2, 2013
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended March 1, 2014 and March 2, 2013:

	For the Three Months Ended
	March 1, 2014		March 2, 2013		Change Fiscal 2014/2013
	(in million, except for share and per share amounts)
Revenue	$976	100.0%	$2,678	100.0%	$(1,702)
Cost of sales (1)(2)	423	43.3%	1,603	59.9%	(1,180)
Gross margin	553	56.7%	1,075	40.1%	(522)
Operating expenses
Research and development(1)	246	25.2%	383	14.3%	(137)
Selling, marketing and administration(1)	355	36.4%	523	19.5%	(168)
Amortization	107	11.0%	181	6.8%	(74)
Debentures fair value adjustment(3)	382	39.1%	—	—%	382
	1,090	111.7%	1,087	40.6%	3
Operating loss	(537)	(55.0)%	(12)	(0.5)%	(525)
Investment loss, net	(20)	(2.0)%	(6)	(0.2)%	(14)
Loss from continuing operations before income taxes	(557)	(57.0)%	(18)	(0.7)%	(539)
Recovery of income taxes	(134)	(13.7)%	(112)	(4.2)%	(22)
Income (loss) from continuing operations	(423)	(43.3)%	94	3.5%	(517)
Income from discontinued operations	—	—%	4	0.2%	(4)
Net income (loss)	$(423)	(43.3)%	$98	3.7%	$(521)
Basic and diluted earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(0.80)		$0.18
Basic and diluted earnings per share from discontinued operations	—		0.01
Total basic and diluted earnings (loss) per share	$(0.80)		$0.19
Weighted-average number of shares outstanding (000’s)
Basic	526,374		524,160
Diluted	526,374		527,222

(1)	Cost of sales included $17 million, research and development included $21 million, and selling, marketing and administration expenses included $110 million in charges related to the Company’s CORE program and strategic review process during fhe fourth quarter of fiscal 2014. See “Overview – CORE and Operational Restructuring”.

(2)	Cost of sales included the Q4 Fiscal 2014 Inventory Recovery incurred in the fourth quarter of fiscal 2014. See “Overview - Inventory Charges” and “Non-GAAP Financial Measures”.

(3)
The Company recorded the Q4 Fiscal 2014 Debentures Fair Value Adjustment of approximately $382 million in the fourth quarter of fiscal 2014. See “Overview - Debentures Fair Value Adjustment” and “Non-GAAP Financial Measures”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue
Revenue from continuing operations for the fourth quarter of fiscal 2014 was $976 million, a decrease of approximately $1.7 billion, or 63.6%, from $2.7 billion in the fourth quarter of fiscal 2013.
Comparative breakdowns of the significant revenue categories are set forth in the following table:

	For the Three Months Ended
	March 1, 2014		March 2, 2013		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	1.3		6.0		(4.7)	(78.3)%
Revenue (in millions)
Hardware	$358	36.7%	$1,640	61.2%	$(1,282)	(78.2)%
Service	548	56.2%	947	35.4%	(399)	(42.1)%
Software	56	5.7%	63	2.4%	(7)	(11.1)%
Other	14	1.4%	28	1.0%	(14)	(50.0)%
	$976	100.0%	$2,678	100.0%	$(1,702)	(63.6)%
Revenue by Geography (in millions)
North America	$297	30.4%	$587	21.9%	$(290)	(49.4)%
Europe, Middle East and Africa	412	42.2%	1,227	45.8%	(815)	(66.4)%
Latin America	127	13.0%	479	17.9%	(352)	(73.5)%
Asia Pacific	140	14.4%	385	14.4%	(245)	(63.6)%
	$976	100.0%	$2,678	100.0%	$(1,702)	(63.6)%
Revenue by Category
Hardware Revenue
Hardware revenue was $358 million, or 36.7% of consolidated revenue, in the fourth quarter of fiscal 2014, compared to $1.6 billion, or 61.2% of consolidated revenue, in the fourth quarter of fiscal 2013, representing a decrease of $1.3 billion or 78.2%. The Company recognized revenue related to approximately 1.3 million BlackBerry handheld devices in the fourth quarter of fiscal 2014, reflecting a decrease of approximately 4.7 million devices, or 78.3%, compared to approximately 6.0 million BlackBerry handheld devices in the fourth quarter of fiscal 2013. Most devices recognized were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to very intense competition. Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. The Company also believes that previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to negatively impact demand for the Company's products in the fourth quarter of fiscal 2014. In order to improve sell-through levels and stimulate global demand for BlackBerry devices, the Company continues to implement sell-through programs with its carrier and distributor partners. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers. See “Accounting Policies - Revenue Recognition”.
During the fourth quarter of fiscal 2014, approximately 3.4 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the fourth quarter of fiscal 2014 and which reduced the Company's inventory in channel. Of the devices that sold through to end customers in the fourth quarter of fiscal 2014, approximately 2.3 million were BlackBerry 7 devices. The number of BlackBerry smartphones that were sold through to end customers was 4.3 million in the third quarter of fiscal 2014 and 7.7 million in the fourth quarter of fiscal 2013.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service Revenue
Service revenue decreased by $399 million, or 42.1%, to $548 million, or 56.2% of consolidated revenue, in the fourth quarter of fiscal 2014, compared to $947 million, or 35.4% of consolidated revenue, in the fourth quarter of fiscal 2013. Service revenue in the fourth quarter of fiscal 2014 included approximately $10 million relating to cash payments received on account of previously deferred service revenue from carriers in Venezuela. The decrease in service revenue is primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to the fourth quarter of fiscal 2013 and also reflects the deferral of service access fees charged to customers in Venezuela in the fourth quarter of fiscal 2014 (the “Q4 Fiscal 2014 Venezuela Service Revenue Deferral”) and the Q4 Fiscal 2014 Argentina Service Revenue Deferral.
In the third quarter of fiscal 2014, the Company provided an outlook that it expected service revenue to decline in the fourth quarter of fiscal 2014 by a percentage consistent with the decline experienced in the third quarter of fiscal 2014. Service revenues for the fourth quarter of fiscal 2014 decreased by approximately 13% compared to the third quarter of fiscal 2014, which is consistent with the decline experienced in the third quarter of fiscal 2014.
The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. BlackBerry customers continued to decline in the fourth quarter of fiscal 2014. As previously disclosed, as BlackBerry 10 products use the Company's network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company's current revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by current and future users of BlackBerry 7 devices. The Company expects service revenue to decline in the first quarter of fiscal 2015 by a percentage consistent with the decline experienced in the fourth quarter of fiscal 2014.
The Q4 Fiscal 2014 Venezuela Service Revenue Deferral relates to the fact that, based on the recent political and economic events that have occurred in Venezuela, combined with that country's existing and recently amended foreign currency restrictions, the Company did not recognize any revenues related to service access fees charged to customers in Venezuela in the fourth quarter of fiscal 2014. The Company does not sell smartphones directly into the Venezuelan market, nor does it have any operations in Venezuela. Moreover, the Company only invoices its carrier partners in Venezuela in U.S. dollars for service access fees provided to the BlackBerry subscriber base. The invoices are reviewed by the carriers and subsequently, an application is made by them to CADIVI in Venezuela to obtain the necessary U.S. dollars to settle their obligations to the Company. Foreign currency restrictions and other foreign exchange mechanisms implemented by the Venezuelan government have impacted the ability of the Company’s Venezuelan carrier partners to timely obtain U.S. dollars in exchange for Venezuelan Bolivars, and the Company is continuing to monitor development in this area as it considers strategies to secure payment of its outstanding invoices. The application and approval process continue to be delayed and the Company’s ability to timely obtain U.S. dollars at the official exchange rate remains uncertain. The Company deferred all service revenue associated with services rendered in the fourth quarter of fiscal 2014 of approximately $40 million. The Company also experienced similar currency-related issues in Argentina in the fourth quarter of fiscal 2014, which led to the deterioration of collections from the carriers to whom the Company provides services. As a result, the Company recorded the Q4 Fiscal 2014 Argentina Service Revenue Deferral of approximately $13 million of service revenue associated with service access fees charged to customers in Argentina in the fourth quarter of fiscal 2014.
Software Revenue
Software revenue, which includes fees from licensed BES software, client assess licenses, technical support, maintenance, upgrades and QNX software licensing revenues, decreased by $7 million, or 11.1%, to $56 million, or 5.7% of consolidated revenue, in the fourth quarter of fiscal 2014, compared to $63 million, or 2.4% of consolidated revenue, in the fourth quarter of fiscal 2013. This decrease was primarily attributable to a decrease in technical support revenue, partially offset by an increase in revenue from QNX.
Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $14 million or 50.0%, to $14 million in the fourth quarter of fiscal 2014 compared to $28 million in the fourth quarter of fiscal 2013. The decrease was primarily attributable to a decrease in non-warranty repair revenues and also reflects losses on revenue hedging instruments incurred in the fourth quarter of fiscal 2013. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Geography
North America Revenues
Revenues in North America were $297 million, or 30.4% of consolidated revenue, in the fourth quarter of fiscal 2014, reflecting a decrease of $290 million compared to $587 million, or 21.9% of consolidated revenue, in the fourth quarter of fiscal 2013. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 23.8% of total consolidated revenue in the fourth quarter of fiscal 2014, compared to 14.2% of total consolidated revenue in the fourth quarter of fiscal 2013. Revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market. Sales in Canada represented approximately 6.7% of the consolidated revenue.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $412 million or 42.2% of consolidated revenue in the fourth quarter of fiscal 2014, reflecting a decrease of $815 million compared to $1.2 billion or 45.8% of consolidated revenue in the fourth quarter of fiscal 2013. Some of the larger markets comprising this region include the United Kingdom, Germany and South Africa. In the fourth quarter of fiscal 2014, the Company continued to launch BlackBerry smartphones in certain countries in this region, including the Z30 in Austria and Hungary, the 9982 in the the United Arab Emirates and Saudi Arabia as well as the 9720 in Bulgaria.
Latin America Revenues
Revenues in Latin America were $127 million or 13.0% of consolidated revenue in the fourth quarter of fiscal 2014, reflecting a decrease of $352 million compared to $479 million or 17.9% of consolidated revenue in the fourth quarter of fiscal 2013. Colombia, Mexico and Venezuela are some of the larger markets comprising this region. In the fourth quarter of fiscal 2014, the Company launched BlackBerry 10 smartphones in certain countries in this region, including the Z30 in Jamaica, Venezuela and Chile as well as the Q5 in Mexico.
Asia Pacific Revenues
Revenues in Asia Pacific were $140 million or 14.4% of consolidated revenue in the fourth quarter of fiscal 2014, reflecting a decrease of $245 million compared to $385 million or 14.4% of consolidated revenue in the fourth quarter of fiscal 2013. Some of the larger markets comprising this region include Indonesia and India. In the fourth quarter of fiscal 2014, the Company launched BlackBerry smartphones in certain countries in this region, including the 9982 and 9720 in Hong Kong as well as the Q5 in New Zealand.
Gross Margin
Consolidated gross margin from continuing operations decreased by $522 million, or 48.6%, to $553 million, or 56.7% of consolidated revenue, in the fourth quarter of fiscal 2014, compared to $1.1 billion, or 40.1% of consolidated revenue, in the fourth quarter of fiscal 2013. Excluding the impact of the Q4 Fiscal 2014 Inventory Recovery and charges related to the CORE program incurred in the fourth quarter of fiscal 2014, of which $17 million was attributable to cost of sales (see “Non-GAAP Financial Measures”), and the impact of charges related to the CORE program incurred in the fourth quarter of fiscal 2013, of which a recovery of $4 million was attributable to cost of sales, gross margin decreased by $650 million.
The $650 million decrease in consolidated gross margin was primarily attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to the fourth quarter of fiscal 2013. Most of the devices recognized in the fourth quarter of fiscal 2014 were BlackBerry 10 devices, which had lower gross margins than BlackBerry 7 devices due to the current sell-through programs offered on BlackBerry 10 smartphones. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 1, 2014, compared to the quarter ended November 30, 2013 and the quarter ended March 2, 2013. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2014 and the third quarter of fiscal 2014 given that the Company’s quarterly operating results vary substantially.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended (in millions)
	March 1, 2014		November 30, 2013		March 2, 2013
		% of Revenue		% of Revenue		% of Revenue
Revenue	$976		$1,193		$2,678
Operating expenses
Research and development(1)	246	25.2%	322	27.0%	383	14.3%
Selling, marketing and administration(1)	355	36.4%	548	45.9%	523	19.5%
Amortization	107	11.0%	148	12.4%	181	6.8%
Impairment of long-lived assets(2)	—	—%	2,748	230.3%	—	—%
Impairment of goodwill	—	—%	—	—%	—	—%
Debentures fair value adjustment(3)	382	39.1%	(5)	(0.4)%	—	—%
Total	$1,090	111.7%	$3,761	315.2%	$1,087	40.6%

(1)
Research and development and selling, marketing and administration expenses for the fourth quarter of fiscal 2014 included charges of approximately $21 million and $110 million, respectively, related to the Company's CORE program.

(2)
In the third quarter of fiscal 2014, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge” and “Non-GAAP Financial Measures”.

(3)
In the fourth quarter of fiscal 2014, the Company recorded the Q4 Fiscal 2014 Debentures Fair Value Adjustment of approximately $382 million. See “Overview - Debentures Fair Value Adjustment" and “Non-GAAP Financial Measures”.

Operating expenses decreased by $2.7 billion, or 71.0%, to $1.1 billion, or 111.7% of revenue, in the fourth quarter of fiscal 2014, compared to $3.8 billion, or 315.2% of revenue, in the third quarter of fiscal 2014. Excluding the impact of the Q4 Fiscal 2014 Debentures Fair Value Adjustment and charges incurred as part of the Company's CORE program during the fourth quarter of fiscal 2014, of which $131 million were attributable to operating expenditures, as well as the impact of the LLA Impairment Charge of approximately $2.7 billion and the charges incurred as part of the CORE program during the third quarter of fiscal 2014, of which $190 million were attributable to operating expenditures, operating expenses decreased by $246 million (see “Non-GAAP Financial Measures”). The decrease was primarily attributable to decreases in consulting, advertising and promotion spend, salaries and benefit costs due to a reduction in headcount related to the CORE program and research and development device costs as a result of the cancellation of two planned devices.
Operating expenses decreased by $3 million, or 0.3%, to $1.1 billion, or 111.7% of revenue, in the fourth quarter of fiscal 2014, compared to $1.1 billion or 40.6% of revenue, in the fourth quarter of fiscal 2013. Excluding the impact of the Q4 Fiscal 2014 Debentures Fair Value Adjustment and charges incurred as part of the CORE program during the fourth quarter of fiscal 2014, of which $131 million were attributable to operating expenditures (see “Non-GAAP Financial Measures”) and charges incurred as part of the CORE program during the fourth quarter of fiscal 2013, of which $33 million were attributable to operating expenses, operating expenses decreased by $477 million. This decrease was primarily attributable to decreases in marketing and advertising expenses, salaries and benefits due to a reduction in headcount related to the CORE program, consulting, outsourcing and legal costs and research and development device costs as a result of the cancellation of two planned devices.
Research and Development Expense
Research and development expenses decreased by $76 million, or 23.6% to $246 million in the fourth quarter of fiscal 2014 compared to $322 million in the third quarter of fiscal 2014. Excluding the impact of charges related to the CORE program incurred during the fourth quarter of fiscal 2014 of $21 million, that were attributable to research and development expenditures, and the charges related to the CORE program incurred during the third quarter of fiscal 2014 of $37 million, that were attributable to research and development expenditures, research and development expenses decreased by $60 million, which was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program, consulting and outsourcing costs and research and development device costs as a result of the cancellation of two planned devices. Research and development related headcount decreased by approximately 11%, compared to the third quarter of fiscal 2014.
Research and development expenses decreased by $137 million, or 35.8% to $246 million in the fourth quarter of fiscal 2014 compared to $383 million in the fourth quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the fourth quarter of fiscal 2014, of which $21 million were attributable to research and development

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

expenditures, and charges incurred as part of the CORE program during the fourth quarter of fiscal 2013 of $3 million, that were attributable to research and development expenditures, research and development expenses decreased by $155 million. This decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program, consulting and outsourcing costs, and research and development device costs as a result of the cancellation of two planned devices. Research and development related headcount decreased by approximately 30%, compared to the fourth quarter of fiscal 2013.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $193 million, or 35.2% to $355 million in the fourth quarter of fiscal 2014 compared to $548 million for the third quarter of fiscal 2014. Excluding the impact of charges related to the CORE program incurred during the fourth quarter of fiscal 2014, of which $110 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the CORE program during the third quarter of fiscal 2014, of which $153 million was attributable to selling, marketing and administration, selling marketing and administration expenses decreased by $150 million. This decrease was primarily attributable to consulting, advertising and promotion spend as well as salaries and benefit costs due to a reduction in headcount related to the CORE program. Selling, marketing and administration related headcount decreased by approximately 14%, compared to the third quarter of fiscal 2014.
Selling, marketing and administration expenses decreased by $168 million, or 32.1% to $355 million in the fourth quarter of fiscal 2014 compared to $523 million in the fourth quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the fourth quarter of fiscal 2014, of which $110 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the CORE program during the fourth quarter of fiscal 2013, of which $30 million was attributable to selling, marketing and administration, selling, marketing and administration expenses decreased by $248 million. This decrease was primarily attributable to advertising and promotion spend as well as salaries and benefit costs due to a reduction in headcount related to the CORE program. Headcount related to selling, marketing and administration functions decreased by approximately 36%, as compared to the fourth quarter of fiscal 2013.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended March 1, 2014 compared to the quarter ended March 2, 2013. Intangible assets are comprised of intellectual property and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	March 1, 2014	March 2, 2013	Change	March 1, 2014	March 2, 2013	Change
Property, plant and equipment	$51	$103	$(52)	$16	$77	$(61)
Intangible assets	56	78	(22)	80	136	(56)
Total	$107	$181	$(74)	$96	$213	$(117)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $74 million to $107 million for the fourth quarter of fiscal 2014 compared to $181 million for the fourth quarter of fiscal 2013. The decrease in amortization expense reflects the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the third quarter of fiscal 2014 as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $117 million to $96 million for the fourth quarter of fiscal 2014 compared to $213 million for the fourth quarter of fiscal 2013. This decrease primarily reflects the impact of amortizing intangible assets over lower shipment volumes and the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the third quarter of fiscal 2014. The decrease was partially offset by renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the last four quarters.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income
Investment income decreased by $14 million to a loss of $20 million in the fourth quarter of fiscal 2014 from a loss of $6 million in the fourth quarter of fiscal 2013. The decrease in investment income is primarily attributable to interest costs associated with the Company’s Debentures, which was partially offset by difference in the recognition of the Company's portion of investment losses in its equity-based investments. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the fourth quarter of fiscal 2014, the Company’s income tax recovery from continuing operations was $134 million, resulting in an effective income tax recovery rate of approximately 24.2%, compared to an income tax recovery from continuing operations of $112 million and an effective income tax recovery rate of approximately 622.2% for the same period in the prior fiscal year. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates. The Company’s 24.2% effective income tax recovery rate in the fourth quarter of fiscal 2014 reflects the recognition of additional deferred tax recoveries and the recognition of additional deferred tax valuation allowance, which is more fully described below.
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company noted that there were significant increases in deductible temporary differences in the third quarter of fiscal 2014 in relation to the LLA Impairment Charge, which was not currently deductible for tax purposes. In addition, the Company has three years of cumulative losses for fiscal 2014. As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in the fourth quarter of fiscal 2014, which resulted in a $55 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $55 million and included in the income tax provision in the fourth quarter of fiscal 2014. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.
During the third quarter, the Company took steps to accelerate the receipt of a portion of the tax refund to which it is entitled. The Canadian federal and Ontario provincial Ministers of Finance had indicated to the Company that they would be prepared to recommend measures such that the acceleration would not jeopardize the entitlement to the balance of its tax refund. The Company's actions resulted in a November 3, 2013 taxation year end, which triggered the entitlement to the accrued tax refund accrued of $696 million, which the Company received prior to November 30, 2013. In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of fiscal 2014 and for fiscal 2015 on the same basis as without the November 3, 2013 taxation year end. The tax provision includes the impact of the Remission Orders in accordance with ASC 740 because they were made in the fourth quarter.
The Company has provided for foreign withholding taxes of $32 million that would apply on the distribution of the earnings of its non-Canadian subsidiaries as these earnings are no longer intended to be reinvested indefinitely by these subsidiaries.
Net Income (loss)
The Company’s net loss from continuing operations for the fourth quarter of fiscal 2014 was $423 million, or $0.80 per share (basic and diluted), reflecting an unfavourable increase in net loss of $517 million compared to net income from continuing operations of $94 million, or $0.18 per share (basic and diluted), in the fourth quarter of fiscal 2013. The increase in net loss from continuing operations includes the impacts in fiscal 2014 and 2013 of:
Fiscal 2014

•	Q4 Fiscal 2014 Debentures Fair Value Adjustment;

•	the Q4 Fiscal 2014 Inventory Recovery; and

•	restructuring charges of approximately $105 million, after tax, related to the Company's CORE program and strategic review process.
Fiscal 2013

•	restructuring charges of approximately $20 million, after tax, related to the Company's CORE program incurred in the fourth quarter of fiscal 2013.
Excluding the items noted above (see “Non-GAAP Financial Measures”), the Company's net loss reflected an unfavourable increase of $156 million. The increase in net loss is also attributable to a decrease in the Company's gross margin, partially

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

offset by an increase in the recovery of income taxes and a reduction in operating expenditures. The decrease in the Company's consolidated gross margin in the fourth quarter of fiscal 2014 was attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to the fourth quarter of fiscal 2013. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
The weighted average number of shares outstanding was 526 million common shares for basic and diluted loss per share for the fourth quarter of fiscal 2014. The weighted average number of shares outstanding was 524 million common shares for basic earnings per share and 527 million for diluted earnings per share for the fourth quarter of fiscal 2013.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 1, 2014. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2014				Fiscal Year 2013
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in millions, except per share data)
Revenue	$976	$1,193	$1,573	$3,071	$2,678	$2,727	$2,861	$2,808
Gross margin	553	(1,264)	(374)	1,042	1,075	830	744	786
Operating expenses	1,090	3,761	1,058	1,211	1,087	1,060	1,102	1,421
Investment income (loss), net	(20)	—	(6)	5	(6)	18	—	3
Income (loss) from continuing operations, before income taxes	(557)	(5,025)	(1,438)	(164)	(18)	(212)	(358)	(632)
Provision for (recovery of) income taxes	(134)	(624)	(473)	(80)	(112)	(226)	(129)	(122)
Income (loss) from continuing operations	(423)	(4,401)	(965)	(84)	94	$14	(229)	(510)
Loss from discontinued operations, net of tax	—	—	—	—	4	(5)	(6)	(8)
Net income (loss)	$(423)	$(4,401)	$(965)	$(84)	$98	$9	$(235)	$(518)
Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18	$0.03	$(0.44)	$(0.97)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	—	0.01	(0.01)	(0.01)	(0.02)
Total basic and diluted earnings (loss) per share	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19	$0.02	$(0.45)	$(0.99)

Research and development	$246	$322	$360	$358	$383	$393	$366	$367
Selling, marketing and administration	355	548	527	673	523	487	556	547
Amortization	107	148	171	180	181	180	180	172
Impairment of long-lived assets	—	2,748	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—	335
Debentures fair value adjustment	382	(5)	—	—	—	—	—	—
Operating expenses	$1,090	$3,761	$1,058	$1,211	$1,087	$1,060	$1,102	$1,421

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $217 million to $2.7 billion as at March 1, 2014 from $2.9 billion as at March 2, 2013, primarily as a result of the Company's net loss and net changes in working capital, partially offset by proceeds from the issuance of the Debentures. Substantially all of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at March 1, 2014.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	March 1, 2014	March 2, 2013	Change
Cash and cash equivalents	$1,579	$1,549	$30
Short-term investments	950	1,105	(155)
Long-term investments	129	221	(92)
Cash, cash equivalents, and investments	$2,658	$2,875	$(217)

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	March 1, 2014	March 2, 2013	Change
Current assets	$5,057	$7,441	(2,384)
Current liabilities	2,268	3,460	(1,192)
Working capital	$2,789	$3,981	(1,192)
Current Assets
The decrease in current assets of $2.4 billion at the end of fiscal 2014 from the end of fiscal 2013 was primarily due to decreases in accounts receivable of $1.4 billion, inventories of $359 million, income taxes receivable of $224 million, short term investments of $155 million and other receivables of $120 million.
At March 1, 2014, accounts receivable was $972 million, a decrease of $1.4 billion from March 2, 2013. The decrease reflects the lower revenues recognized during fiscal 2014 as well as an increase in days sales outstanding to 111.2 days in the fourth quarter of fiscal 2014 from 79.9 days at the end of fiscal 2013. Inventories decreased by $359 million at the end of fiscal 2014 compared to March 2, 2013, primarily due to the Q3 Fiscal 2014 Inventory Charge and the Z10 Inventory Charge, which were partially offset by the Q4 Fiscal 2014 Inventory Recovery and purchases of inventory. See “Overview - Inventory Charges” and “Non-GAAP Financial Measures”.
As of March 1, 2014, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Venezuela and Argentina. See “Results of Continuing Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013 - Revenue - Revenue by Category - Service Revenue” for a discussion of the Fiscal 2014 Venezuela Service Revenue Deferral and the Q4 Fiscal 2014 Argentina Service Revenue Deferral incurred in fiscal 2014. In fiscal 2014, the Company collected funds related to services rendered of $114 million, which includes services rendered in previous periods, from customers in Venezuela. The Company continues to face challenges in obtaining timely payments on its receivables and will continue to closely monitor its collection efforts in future periods.
The Company also sells products and provides services in additional foreign jurisdictions including Asia-Pacific, the Middle East and Latin America, which expose the Company to political, legal and economic uncertainties and may limit the Company’s ability to collect on its sales generating activities, which may have a negative impact on the Company’s cash balance. These uncertainties include, but are not limited to, the following:

•	challenges with enforcing contracts in local courts;

•	currency devaluations in hyper-inflationary markets resulting in a loss of revenues due to their inability to procure the Company’s our products and services in the future; and

•
stringent and evolving currency exchange restrictions and controls which have resulted and could result in further extended delays or other challenges in the recognition of revenue and the collection of accounts receivables.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company is subject to risks inherent in foreign operations”.
Current Liabilities
The decrease in current liabilities of $1.2 billion at the end of fiscal 2014 from the end of fiscal 2013 was primarily due to decreases in accrued liabilities and accounts payable, partially offset by an increase in deferred revenue. As at March 1, 2014, accrued liabilities were $1.2 billion, reflecting a decrease of $640 million compared to March 2, 2013, which was primarily attributable to decreases in accrued royalties, employee incentives and warranty liabilities, partially offset by an increase in vendor liabilities reflecting the Q3 Fiscal 2014 Inventory Charge, the Z10 Inventory Charge and the Q4 Fiscal 2014 Inventory Recovery. Deferred revenue was $580 million, which reflects an increase of $38 million compared to March 2, 2013 due to an increase in the volume of transactions that did not meet the criteria for revenue recognition as at March 1, 2014. Accounts payable was $474 million as at March 1, 2014, reflecting a decrease of $590 million from March 2, 2013, which was primarily attributable to timing of purchases at the end of fiscal 2014 compared to the end of fiscal 2013.
Cash flows for the fiscal year ended March 1, 2014 compared to the fiscal year ended March 2, 2013 were as follows:

	For the Fiscal Year Ended (in millions)
	March 1, 2014	March 2, 2013
Net cash flows provided by (used in):
Operating activities	$(159)	$2,303
Investing activities	(1,040)	(2,240)
Financing activities	1,224	(36)
Effect of foreign exchange gain (loss) on cash and cash equivalents	5	(5)
Net increase (decrease) in cash and cash equivalents	$30	$22
Operating Activities
Net cash flows used in operating activities were $159 million for fiscal 2014 compared to net cash flows provided by operating activities of $2.3 billion in fiscal 2013. The decrease primarily reflects the net loss incurred in fiscal 2014, partially offset by changes in net working capital compared to the same period in the prior fiscal year.
Investing Activities
During the fiscal year ended March 1, 2014, cash flows used in investing activities were $1.0 billion and included intangible asset additions of $1.1 billion, acquisitions of property, plant and equipment of $283 million and business acquisitions of $7 million, which were partially offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions in the amount of $281 million and proceeds on the sale of property, plant and equipment $49 million. For the same period of the prior fiscal year, cash flows used in investing activities were $2.2 billion and included intangible asset additions of $1.0 billion, property, plant and equipment additions of $418 million and business acquisitions of $60 million, offset by cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $762 million.
During the fiscal year ended March 1, 2014, the additions of intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features. The decrease in additions of property, plant and equipment for fiscal 2014 was primarily due to the cost saving initiatives of the CORE program, reflecting the Company’s targeted investment approach in research and development and manufacturing, as well as its continued investment in network infrastructure, which remains a strategic priority for the Company. In the first quarter of fiscal 2015, the Company expects capital expenditures to be approximately $50 million.
Financing Activities
Cash flows provided by financing activities were $1.2 billion for fiscal 2014, reflecting an increase of $1.3 billion from fiscal 2013 and is primarily attributable to the Company's issuance of the Debentures. See “Overview - Strategic Review, Debenture Financing and Management Changes”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at March 1, 2014:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$196	$47	$67	$45	$37
Purchase obligations and commitments	1,206	1,206	—	—	—
Long-term debt interest and principal payments	501	75	150	150	126
Total	$1,903	$1,328	$217	$195	$163
Purchase obligations and commitments amounted to approximately $1.2 billion as at March 1, 2014, with purchase orders with contract manufacturers representing approximately $586 million of the total. The Company also has commitments on account of capital expenditures of approximately $9 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payments and actual amounts to be paid for these purchase obligations and commitments is estimated based upon current information and the Company’s existing contractual arrangements with suppliers. The timing of payments and actual amounts paid may differ from estimates depending upon the timing of receipt of goods and services, changes to agreed-upon amounts for certain obligations, and payment terms or changes to the contractual relationships between the Company and its suppliers. The Company’s purchase obligations and commitments generally increase or decrease along with the demand for the Company’s products, or as new service offerings are either launched or exited.
Credit Facilities and Other Funding Sources
On November 13, 2013, Fairfax and other institutional investors acquired the Debentures, with an option to purchase an additional $250 million principal amount of Debentures. On December 12, 2013, the Company announced that the expiry of the option to purchase additional Debentures had been extended from December 13, 2013 to January 13, 2014. In January 2014, the Company announced that Fairfax had completed the purchase, through its subsidiaries, of an additional $250 million principal amount of Debentures.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years and each $1,000 principal amount of Debentures is convertible at any time into 100 common shares of the Company, for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments. The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity. The Company is not required to make that offer to Fairfax, its affiliates or any of their joint actors, if they have caused such a change of control.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness. Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of 25% of the Debenture holders. During the continuance of an event of default, the interest rate rises to 10% per annum.
The Company has a $525 million asset-backed lending arrangement (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain availability criteria and limits and customary financial covenants, expires on August 27, 2016 and is secured by the Company’s accounts receivable, inventory, equipment, mortgages on certain real property and a stock pledge of certain subsidiaries. There can be no assurance that the Facility will continue to be available on its current terms or at all. The Company has utilized approximately $5 million of the Facility for its outstanding letters of credit as of March 1, 2014.
Cash, cash equivalents, and investments were $2.7 billion as at March 1, 2014. To mitigate the pressure on the Company's cash flows, the Company's management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and its operational restructuring, and remains focused on managing the liquidity needs of the business. In addition, as described above, the Company continues to

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

pursue opportunities to attain further cost savings in the coming fiscal quarters as it executes on its operational restructuring plan noted above. The Company has also identified additional opportunities to generate liquidity through the anticipated receipt of a $413 million Canadian income tax refund in the first half of fiscal 2015 and the dispositions of assets, classified as held for sale on the Company's balance sheets. The Company has also announced that it has entered into an agreement for the divestiture of the majority of its real estate holdings in Canada, with an expected closing in the first quarter of fiscal 2015. Based on its current financial projections, the Company believes its financial resources, including the proceeds from the Debentures, the tax refund received in the third quarter of fiscal 2014 and the tax refund expected to be received in the first half of fiscal 2015, together with expected future operating cash generating and operating expense reduction activities, available borrowings under the Facility and access to other potential financing arrangements should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed and should provide the necessary financial capacity for the foreseeable future. However, as noted above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to many risks, including the inherent risk of difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and strategic initiatives described in this MD&A. See “Overview - CORE and Operational Restructuring”, “Overview - Strategic Review, Debenture Financing and Management Changes”, “Overview - Strategic Initiatives”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company’s ability to maintain or increase its liquidity, its existing cash balance, its ability to access existing or potential alternative sources of funding, the sufficiency of its financial resources, and its ability to service its debt, could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices, its ability to collect accounts receivables in jurisdictions with foreign currency controls and its access to the capital markets”.The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended March 1, 2014, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
Though the Company does not believe the following legal proceedings will result in a significant loss, and does not believe they are claims for which the outcomes are determinable or where the amounts of the loss can be reasonably estimated, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A jury trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On September 5, 2012, Mformation filed a motion for a new trial. On September 6, 2012, Mformation filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. However, the Federal Circuit deactivated the appeal while the motion for new trial was pending. On September 20, 2012, the case was reassigned to Judge Edward M. Chen, in view of Judge Ware’s retirement from the bench. Judge Chen subsequently denied Mformation’s motion for new trial on November 15, 2012. On December 4, 2012, the court denied Mformation’s motion for relief from costs. The Federal Circuit reactivated the appeal on December 20, 2012 after Mformation filed a new notice of appeal. On January 3, 2013, a new entity, Mformation Software Technologies, Inc. (“MST”), filed a motion to substitute parties, alleging that Mformation had dissolved and that MST had assumed the rights, but not the liabilities, to the litigation. On January 14, 2013, the Company filed an opposition to MST’s motion, combined with a motion to dismiss. On April 8, 2013, MST filed its opening substantive brief. On November 21, 2013, after a limited remand to the District Court, the Federal Circuit denied both MST’s motion to substitute and the Company’s motion to dismiss. On December 23, 2013, the Company filed its responsive substantive brief, and MST filed a reply brief on January 9, 2014. Proceedings are ongoing.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company filed its Answer on May 30, 2012. Prior to trial, NXP dropped patents 5,597,668; 5,639,697; and 5,763,955. The trial began on March 24, 2014. Proceedings are ongoing.
On September 10, 2013, Cypress Semiconductor Corp. (“Cypress”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California. Cypress asserted that the Company infringes U.S. Patent Nos. 6,012,103; 6,249,825; and 6,493,770, generally relating to reconfiguration of a peripheral device connected to a host computer. Cypress also asserted that the Company infringes U.S. Patent Nos. 8,004,497; 8,059,015; and 8,519,973, generally relating to capacitive touchscreens. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On November 4, 2013, the Company filed an answer and counterclaims. The Company asserted that Cypress infringes U.S. Patent Nos. 7,834,586, 7,986,127, and 8,169,187, generally directed to USB charging. The counterclaims seek an injunction, monetary damages, and other relief that the court deems just and proper. On December 2, 2013, Cypress filed an answer to the Company’s counterclaims. Proceedings are ongoing.
On November, 4, 2013, the Company filed a lawsuit against Cypress Semiconductor Corp. (“Cypress”) in the U.S. District Court for the Northern District of Texas. The Company asserted that Cypress infringes U.S. Patent No. 6,034,623, generally directed to a radio modem with radio and telemetry functions, and U.S. Patent No. 6,833,686, generally directed to an adaptive rate battery charging circuit. On January 13, 2014, Cypress filed an answer to the complaint. On January 30, 2014, Cypress filed petitions for inter partes review for both patents in the U.S. Patent and Trademark Office. On February 4, 2014, Cypress filed a motion to stay the lawsuit pending the inter partes reviews. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. Typo filed its opposition on February 5, 2014, and the Company filed a reply on February 12, 2014. Proceedings are ongoing.
Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its present or former officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. Defendants brought a motion to dismiss the claim with prejudice, which was granted on March 29, 2013. On April 25, 2013,

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plaintiff filed a Notice of Appeal. The appeal was argued on November 7, 2013 with judgment reserved. Proceedings are ongoing.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. Motions for the appointment of Lead Plaintiff and counsel have been filed in the U.S. proceedings. Proceedings are ongoing in all cases.

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2014 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 1, 2014, approximately 35% of cash and cash equivalents, 26% of accounts receivables and 12% of accounts payable are denominated in foreign currencies (March 2, 2013 – 19%, 29% and 5%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the fiscal year ended March 1, 2014, there was $4 million in realized losses on forward contracts which were ineffective upon maturity (March 2, 2013 – $8 million in realized gains). As at March 1, 2014 and March 2, 2013, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. As at March 1, 2014, the net unrealized loss on these forward and option contracts was approximately $8 million (March 2, 2013 – net unrealized losses of $8 million) and were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.
The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 1, 2014, net unrealized losses (net of premium paid) of $10 million were recorded (March 2, 2013 – net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth in the past, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 1, 2014 was $17 million (March 2, 2013 -$17 million). The Company also places insurance coverage for a portion of its accounts receivable balances. There were no customers that comprised more than 10% of accounts receivable as at March 1, 2014 (March 2, 2013 – no customers that comprised more than 10%). Additionally, there were no customers that comprised more than 10% of the Company’s revenue in fiscal 2014 (fiscal 2013 – no customers that comprised more than 10%; fiscal 2012 – no customers that comprised more than 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 1, 2014, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 100% (March 2, 2013 – 29%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 1, 2014 no single issuer represented more than 33% of the total cash, cash equivalents and investments (March 2, 2013 – no single issuer represented more than 22% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the fiscal year ended March 1, 2014.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of March 1, 2014, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 1, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 1, 2014, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
During the fiscal year ended March 1, 2014, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.